FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 April, 2005

Commission File Number: 000-28994

Eidos plc

Wimbledon Bridge House,
1 Hartfield Road, Wimbledon,
London, United Kingdom
44 208 636 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__N/A_____

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION AND SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FORM OF ACCEPTANCE (IN RELATION TO CERTIFICATED EIDOS SHARES). If you are in any doubt as to the action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all your Eidos Shares, please send this document and (in relation to certificated Eidos Shares) the accompanying Form of Acceptance and reply paid envelope, as soon as possible, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, such documents must not be forwarded or transmitted in or into the United States, Canada, Australia or Japan or any jurisdiction where to do so would violate the laws in that jurisdiction. If you have sold or otherwise transferred only part of your holding of Eidos Shares you should retain these documents.

Application has been made to the UK Listing Authority for the Offer Shares to be admitted to the Official List. Application has also been made for the Offer Shares to be admitted to trading on London Stock Exchange plc’s market for listed securities. It is expected that Admission will become effective and that dealings in the Offer Shares which are due to be allotted at the time the Offer becomes or is declared unconditional in all other respects will commence on the Business Day following the day on which the Offer becomes or is declared unconditional in all respects (save only for the condition relating to Admission).

THIS DOCUMENT SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FORM OF ACCEPTANCE (IN RELATION TO CERTIFICATED EIDOS SHARES) AND THE PROSPECTUS RELATING TO SCi WHICH HAS BEEN PREPARED IN ACCORDANCE WITH THE LISTING RULES MADE UNDER SECTION 74 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000. A COPY OF THE PROSPECTUS HAS BEEN DELIVERED TO THE REGISTRAR OF COMPANIES IN ENGLAND AND WALES IN ACCORDANCE WITH SECTION 83 OF THAT ACT.

Recommended Offer by

KBC Peel Hunt Ltd

on behalf of

SCi Entertainment Group Plc

for

Eidos plc

The Offer is not being made, directly or indirectly, in, into or from the USA, Canada, Australia or Japan. This document and the Form of Acceptance are not being, and must not be, mailed or otherwise distributed or sent in, into or from the USA, Canada, Australia or Japan. The Offer Shares to be issued pursuant to the Offer have not been, nor will they be, registered under the United States Securities Act of 1933 (as amended) or under any of the relevant securities laws of any state or district of the USA, Canada, Australia or Japan. Accordingly, unless an exemption under such Act or other laws is available, the Offer Shares may not be offered, sold or delivered, directly or indirectly, in, into or from the USA, Canada, Australia or Japan. All Eidos Shareholders (including nominees, trustees or custodians) who would, or otherwise intend to, forward this document or the accompanying documents into any jurisdiction outside the UK should read the further information contained at paragraph 6 of Part B of Appendix I to this document and seek appropriate advice before taking any action.

KBC Peel Hunt, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for SCi and no other party in connection with the Offer and will not be responsible to anyone other than SCi for providing the protections afforded to clients of KBC Peel Hunt nor for providing advice in relation to the Offer or in relation to the contents of this document or any transaction or arrangement referred to herein.

UBS Investment Bank, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Eidos and no other party in connection with the Offer and will not be responsible to anyone other than Eidos for providing the protections afforded to clients of UBS Investment Bank nor for providing advice in relation to the Offer or in relation to the contents of this document or any transaction or arrangement referred to herein.

The procedure for acceptance is set out in paragraph 16 of Part 2 of this document and, in relation to certificated Eidos Shares, in the accompanying Form of Acceptance. Forms of Acceptance should be completed and returned, as soon as possible, by post or (during normal business hours only) by hand, to Capita Registrars, Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Kent BR3 4TH so as to be received by Capita Registrars not later than 1.00 p.m. on 10 May 2005.

Acceptances in respect of Eidos Shares held in uncertificated form (that is, in CREST) should be made electronically through CREST so that TTE instructions settle not later than 1.00 p.m. on 10 May 2005.

If you are in any doubt as to the procedures for acceptance of the Offer or require assistance with completion of the Form of Acceptance, please telephone Capita Registrars on 0870 162 3121.

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DEFINITIONS

Initially capitalised terms used in this Document shall, save where the context otherwise requires, have the meanings ascribed to such terms in the definitions section below.

the “Act” or the “Companies Act”	the Companies Act 1985, as amended

“Admission”	the admission of the Offer Shares to the Official List and to trading on London Stock Exchange plc’s market for listed securities

“Announcement”	the announcement of the Offer made by SCi in accordance with
Rule 2.5 of the City Code on 22 March 2005

“Application Form”	the application form in respect of the Open Offer

“Australia”	the Commonwealth of Australia, its states, territories or possessions

“Business Day”	a day, other than a Saturday or a Sunday, on which clearing banks are generally open for business in the UK

“Canada”	Canada, its possessions, provinces, territories and all areas subject to its jurisdiction or any political subdivision thereof

“Capita”	Capita Registrars, of The Registry, 34 Beckenham Road,
Beckenham, Kent BR3 4TH, the registrars and receiving agents of
SCi

“Capita Registrars”	the trading division of Capita IRG Plc

“certificated” or “in certificated form”	the description of a share or other security which is not in uncertificated form (that is, not in CREST)

“City Code” or “Code”	the City Code on Takeovers and Mergers

“Closing Price”	the closing mid-market price of an Eidos Share or SCi Share (as the context requires), unless otherwise specified, on 18 April 2005, being the last Business Day prior to the posting of this document, as derived from the Official List

“CREST”	the relevant system for trading shares in uncertificated form in respect of which CRESTCo is the operator

“CRESTCo”	CRESTCo Limited, the operator of CREST

“CREST Member”	a person who has been admitted by CRESTCo as a system-member
(as defined in the CREST Regulations)

“CREST Participant”	a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations)

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as
from time to time amended

“CREST Sponsor”	a CREST Participant admitted to CREST as a CREST Sponsor

“CREST Sponsored Member”	a CREST Member admitted to CREST as a sponsored member and
at the sponsorship of a CREST Sponsor

“Eidos”	Eidos plc

“Eidos Board” or “Eidos Directors”	the directors of Eidos, whose names are set out in paragraph 2(b) of
Appendix II to this document

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“Eidos Group”	Eidos and its subsidiaries and its subsidiary undertakings

“Eidos Optionholders”	holders of options to acquire and awards over Eidos Shares under the Eidos Share Incentive Schemes

“Eidos Shareholders”	registered holders of Eidos Shares

“Eidos Share Incentive Schemes”	the Eidos Share Option Schemes and the Eidos Share Schemes
when referred to collectively

“Eidos Share Option Schemes”	the following share incentive schemes operated by Eidos:
(a) 2003 Approved Share Option Plan;
(b) Approved Share Option Scheme (pre 2003);
(c) 2003 Unapproved Share Option Plan;
(d) Share Option Scheme (Unapproved pre 2003);
(e) Amended and Re-Stated 1997 Stock Option Plan;
(f) 1997 US Stock Option Plan;
(g) UK Sharesave Scheme; and
(h) International Sharesave Scheme

“Eidos Share Schemes”	the following share schemes operated by Eidos:
(a) US Employee Stock Purchase Plan;
(b) 2003 Performance Share Plan; and
(c) Restricted Stock Plan

“Eidos Shares”	the existing unconditionally allotted fully paid ordinary shares of 2p each in Eidos and any further such ordinary shares which are unconditionally allotted and/or issued at or before the time at which the Offer ceases to be open for acceptance (or such earlier date or time not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances or, if later, the first closing date of the Offer, as SCi may, subject to the Code, decide)
including such further ordinary shares as may be unconditionally allotted or issued pursuant to the exercise of options and/or awards under any Eidos share option and/or incentive scheme or otherwise

“Electronic Acceptance”	the inputting and settling of a TTE instruction which constitutes or is deemed to constitute an acceptance of the Offer on the terms set out in this document

“Elevation”	Elevation Partners, L.P.

“Enlarged Group”	the SCi Group as enlarged by the acquisition of Eidos

“ESA Instruction”	an Escrow Account Adjustment Input (AESN), transaction type
“ESA” (as defined in the CREST manual issued by CRESTCo)

“Escrow Agent”	the Receiving Agent (in its capacity as Escrow Agent as described in the CREST Manual issued by CRESTCo)

“Existing Ordinary Shares”	SCi Shares in existence at the date of this document

“Extraordinary General Meeting”	the extraordinary general meeting of SCi to be held on 13 May 2005
or “EGM”	to consider and, if thought fit, to pass the Resolution in connection with the Offer and the Placing and Open Offer

“First Closing Date”	10 May 2005

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“Form of Acceptance”	the form of acceptance and authority for use in connection with the
Offer

“FSA”	the Financial Services Authority

“Issue Price”	300p per Placing and Open Offer Share

“Japan”	Japan, its cities, prefectures, territories and possessions

“KBC Peel Hunt”	KBC Peel Hunt Ltd

“Listing Rules”	the Listing Rules of the UK Listing Authority

“London Stock Exchange”	London Stock Exchange plc

“member account ID”	the identification code or number attached to any member account in CREST

“New SCi Shares”	together, the Offer Shares and the Placing and Open Offer Shares

“Offer”	the offer by KBC Peel Hunt on behalf of SCi to acquire all the Eidos
Shares on the terms and subject to the conditions set out or referred to in this document and the Form of Acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof

“Offer Document”	this document containing details of the Offer

“Offer Period”	the period commencing on 3 August 2004 and ending on whichever is the later of (i) 1.00 p.m. on the First Closing Date, (ii) the date on which the Offer lapses, and (iii) the date on which the Offer becomes or is declared unconditional as to acceptances

“Offer Shares”	the SCi Shares to be issued pursuant to, or as a consequence of, the
Offer

“Official List”	the list maintained by the UK Listing Authority for the purposes of
Part VI of the Financial Services and Markets Act 2000

“Open Offer”	the conditional invitation made to SCi Qualifying Shareholders to apply to subscribe for the Open Offer Shares, as described in the
Prospectus

“Open Offer Shares”	the 3,372,316 SCi Shares which are being made available to SCi
Qualifying Shareholders under the Open Offer

“Panel” or “Takeover Panel”	the Panel on Takeovers and Mergers

“participant ID”	the identification code or membership number used in CREST to identify a particular CREST Member or other CREST Participant

“Placing”	the conditional placing by KBC Peel Hunt of 20,038,982 SCi
Shares subject, in the case of the Open Offer Shares, to clawback to satisfy valid applications by SCi Qualifying Shareholders

“Placing Agreement”	the conditional agreement dated 22 March 2005 in connection with the Placing and the Open Offer made between SCi and KBC Peel
Hunt, the principal terms of which are summarised in paragraph 10 of Part VII of the Prospectus

“Placing and Open Offer”	together, the Placing and Open Offer

“Placing and Open Offer Shares”	together, the Placing Shares and the Open Offer Shares

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“Placing Shares”	the 16,666,666 new SCi Shares being placed by KBC Peel Hunt in the Placing (but which are not subject to the Open Offer)

“Prospectus”	the prospectus dated 19 April 2005 issued by SCi in connection with, inter alia, the Offer, the Open Offer and the Placing

“Receiving Agent”	Capita

“Record Date”	the close of business on 22 March 2005

“Regulatory Information Service”	any of the services set out in schedule 12 to the Listing Rules for the purposes of Part VI of the Financial Services and Markets Act 2000

“Resolution”	the special resolution of SCi to be proposed at the Extraordinary
General Meeting

“SCi”	SCi Entertainment Group Plc

“SCi Directors” or “SCi Board”	the directors of SCi whose names are set out in paragraph 2(a) of
Appendix II to this document

“SCi Group”	SCi and its subsidiaries and its subsidiary undertakings

“SCi Optionholders”	the holders of SCi Share Options

“SCi Shareholders”	holders of SCi Shares

“SCi Shares” or “Ordinary Shares”	ordinary shares of 5p each in the capital of SCi

“SCi Share Options”	existing options granted over SCi Shares

“SCi Share Option Scheme”	SCi’s unapproved share option scheme

“SCi Qualifying Shareholders”	those holders of SCi Shares on the register of members of SCi at the close of business on the Record Date

“TFE instruction”	a transfer from escrow instruction (as described in the CREST manual issued by CRESTCo)

“TTE instruction”	a transfer to escrow instruction (as defined by the CREST manual issued by CRESTCo)

“UBS” or “UBS Investment Bank”	UBS Investment Bank, a business group of UBS AG and UBS
Limited

“UK Listing Authority”	The Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial
Services and Markets Act 2000

“uncertificated” or “in uncertificated	in relation to a share or other security, a share or security title to
form”	which is recorded on the relevant register of the share or security concerned as being in uncertificated form in CREST and title to which, pursuant to the CREST Regulations, may be transferred by means of CREST

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland and its
dependent territories

“United States”, “USA” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
and all other areas subject to its jurisdiction and any political subdivision thereof

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“US person”	as defined by Regulation S under the US Securities Act 1933 as defined by Rule 902(k)

“US Securities Act”	the United States Securities Act of 1933 (as amended)

For the purpose of this document, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

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PART 1

Letter from the Chairman of Eidos

(Registered in England and Wales under the Companies Act 1985 with Registered Number 2501949)

Directors:	Registered office:
David Adams	Wimbledon Bridge House
Stuart Cruickshank	1 Hartfield Road
Jonathan Kemp	Wimbledon
John van Kuffeler (Chairman)	London SW19 3RU
Ian Livingstone
Michael McGarvey
Victor Steel
Allen Thomas

19 April 2005

To Eidos Shareholders and, for information only, to participants in the Eidos Share Incentive Schemes

Dear Eidos Shareholder,

Recommended offer for Eidos plc by
SCi Entertainment Group Plc

1. Introduction
On 22 March 2005, the SCi Board announced the terms of an offer, to be made by KBC Peel Hunt, on behalf of SCi, to acquire the whole of the issued and to be issued share capital of Eidos.

On 7 April 2005, the Eidos Board announced that it had undertaken further discussions and due diligence with both the SCi Board in relation to the Offer and Elevation Partners, L.P., in relation to Elevation’s cash offer of 50 pence per Eidos Share which had been announced on 21 March 2005 and which had, at that time, been recommended by the Eidos Board.

Having undertaken such further discussions and due diligence, and in light of both the recent movement in the SCi share price and the absence of an increased cash offer from Elevation, I am writing to you to explain why the Eidos Directors, who have been so advised by UBS Investment Bank, financial adviser to Eidos, consider the terms of the Offer to be fair and reasonable and why the Eidos Directors unanimously recommend that you accept the Offer. In providing advice to the Eidos Directors, UBS Investment Bank has taken into account the commercial assessments of the Eidos Directors.

2. The Offer
The formal Offer, together with details of the procedure for its acceptance, is contained in the letter from KBC Peel Hunt set out in Part 2 of this document.

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On behalf of SCi, KBC Peel Hunt is offering to acquire, on the terms and subject to the conditions set out in Appendix I to this document and the Form of Acceptance, all of the Eidos Shares on the following basis:

1 Offer Share for every 6 Eidos Shares held

The Offer values the entire existing issued share capital of Eidos at approximately £97.4 million based on the Closing Price of 411.5 pence per SCi Share and represents a premium of approximately 53.3 per cent. to the Closing Price of 44.75 pence per Eidos Share on 21 March 2005, being the last Business Day prior to the announcement of the Offer.

3. Background to, and reasons for recommending, the Offer
Background
On 16 June 2004, the Eidos Board announced that, following the disappointing performance of certain titles, it was to undertake a strategic review of Eidos’ business and prospects. During the course of the review, the Eidos Board concluded that the outlook for Eidos to continue to compete as an independent entity was challenging. In particular, Eidos’ lack of size, its dependence on the performance of relatively few key titles, the ongoing high level of development expenditure required, and the unpredictable performance of key title releases, were important factors that were considered by the Eidos Board in reaching this view.

Consequently, the Eidos Board further concluded that shareholders’ interests would be best served by a sale of Eidos and undertook an extensive process of discussions involving, in certain cases, considerable due diligence access with potential purchasers. In particular, the Eidos Board noted that the trends in the entertainment software market meant that franchise scale and diversity, aligned to financial strength, had become ever more critical factors in determining success. Moreover, it was noted that the continuing need to invest heavily in Research & Development ahead of the next hardware cycle had resulted in an increased dependence on the timely scheduling and successful performance of launched titles.

The extensive sale process, which took over 9 months to complete, resulted in a single cash offer being made for Eidos on behalf of Elevation on 21 March 2005, of 50 pence per Eidos Share, which was recommended by the Eidos Board. Subsequent to the announcement of the recommended cash offer by Elevation, the Offer for Eidos by KBC Peel Hunt on behalf of SCi was announced on the basis of one SCi Share for every six Eidos Shares held.

Trading and liquidity
As you will be aware, Eidos reported a significant operating loss in its interim results for the six months to 31 December 2004, reflecting a light release schedule, the slippage of certain titles and the disappointing performance of others. Furthermore, in light of Eidos’ significantly deteriorating cash position and the anticipated near term working capital requirements of Eidos, the Eidos Board entered into a current short-term working capital facility with The Royal Bank of Scotland on 14 March 2005. This facility is not sufficient in amount or of an appropriate nature to support Eidos’ working capital requirements over the medium term.

Eidos continues to keep its release schedule under review. Taking into account SCi’s statement that certain new Eidos products may, following SCi obtaining control of Eidos, be given more development time than is currently anticipated by Eidos and the uncertainty caused by the current offer period, it is possible that some games currently scheduled for release during the remainder of the Eidos financial year ending 30 June 2005 will be released at later dates which would have a consequential impact on revenue and contribution achieved in that financial year.

Given Eidos’ recent operating and financial performance, and the uncertainty surrounding its ability to meet short term expected capital requirements, the Eidos Board continues to believe that the prospects for Eidos as an independent company remain extremely uncertain and that a sale of the business remains in the best interests of shareholders.

As part of the overall funding arrangements for the SCi Offer, SCi has announced that it has arranged an underwritten equity placing and open offer to raise £60.1 million, before expenses, for the purposes of

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strengthening the balance sheet of the combined business and with a view to enhancing Eidos’ key brands, improving its pipeline of new products and providing adequate working capital to bring quality products to market. A description of SCi and its plan for Eidos’ business is contained in Part 2 of this document.

4. Irrevocable undertakings
SCi has announced that it has received irrevocable undertakings to accept or procure acceptance of the Offer on behalf of Eidos Shareholders holding 66,279,421 Eidos Shares, representing approximately 46.67 per cent. of the issued share capital of Eidos. Of these, SCi has announced that irrevocable undertakings from, or on behalf of, Eidos Shareholders in respect of 63,952,621 Eidos Shares, representing approximately 45.04 per cent. of the issued share capital of Eidos, will continue to be binding even if a higher offer is made for Eidos and will cease to be binding only if the Offer lapses or is withdrawn.

In connection with the initially recommended Elevation cash offer which was announced prior to the SCi Offer, the Eidos Directors who hold beneficial interests in Eidos Shares provided irrevocable undertakings to EM Holding Corp. (a corporation formed on behalf of Elevation) to vote in favour of a scheme of arrangement of Eidos under section 425 of the Companies Act in respect of an aggregate of 3,041,686 Eidos Shares, representing approximately 2.14 per cent. of the current issued share capital of Eidos. The irrevocable undertakings from the Eidos Directors in respect of such shareholdings continue to be binding even though a higher offer has been made for Eidos and will cease to be binding only if the explanatory statement required in accordance with section 426 of the Companies Act has not been issued to Eidos Shareholders by 18 April 2005 or such other date as the Panel may permit, if the scheme has not become effective in accordance with its terms prior to 30 June 2005 or if the scheme lapses. The irrevocable undertakings will continue to be binding in the event that EM Holding Corp. decides to implement its offer for Eidos otherwise than by way of scheme of arrangement, including by way of takeover offer (within the meaning of section 428 of the Companies Act).

5. Management and employees
SCi has given assurances to the Eidos Directors that the existing employment rights, including pension rights, of the management and employees of Eidos will be fully safeguarded.

6. Eidos Share Incentive Schemes
The Offer will extend to any Eidos Shares which are unconditionally allotted or issued fully paid pursuant to the exercise of existing options or the vesting of existing share awards under the Eidos Share Incentive Schemes at or before the time at which the Offer ceases to remain open for acceptance (or such earlier date as SCi may, subject to the rules of the Code, decide).

If the Offer becomes or is declared unconditional in all respects, SCi has confirmed it intends to make appropriate proposals to holders of options and/or awards under the Eidos Share Incentive Schemes who have not exercised then their options and/or whose awards over Eidos Shares have not then vested.

A letter of explanation will be issued by SCi to all holders of options and/or awards under the Eidos Share Incentive Schemes in due course.

7. United Kingdom taxation
Your attention is drawn to the section headed “United Kingdom Taxation” in paragraph 18 of the letter from KBC Peel Hunt in Part 2 of this document. If you are in any doubt about your own tax position or you are subject to taxation in any other jurisdiction outside the United Kingdom, you should consult an appropriately qualified independent professional adviser immediately.

8. Further information
Your attention is drawn to the further information relating to Eidos and SCi in Part 2 of this document.

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9. Action to be taken by Eidos Shareholders
Your attention is drawn to the letter from KBC Peel Hunt in Part 2 of this document, the Appendices to this document and the accompanying Form of Acceptance. The procedure for acceptance of the Offer is set out in paragraph 16 of the letter from KBC Peel Hunt and, in the case of Eidos Shares held in certificated form, in the Form of Acceptance.

Your decision as to whether to accept the Offer will depend upon your individual circumstances. If you are in any doubt as to the action you should take, you should seek your own independent financial advice.

If you wish to accept the Offer, you should, in respect of certificated Eidos Shares, complete and return the Form of Acceptance in accordance with the instructions printed on it and given in paragraph 16(a) of the letter from KBC Peel Hunt. If you hold Eidos Shares in uncertificated form (that is in CREST) you should take the action set out in paragraph 16(b) of the letter from KBC Peel Hunt. Forms of Acceptance should be returned by post or by hand to Capita Registrars, at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH as soon as possible and in any event so as to be received no later than 1.00 p.m. on 10 May 2005.

If you are in any doubt as to the procedure for acceptance of the Offer, please contact Capita on 0870 162 3121.

10. Recommendation
In the light of the recent movement in the SCi share price, and in the absence of an increased cash offer from Elevation, the Eidos Directors recognise that whilst there are certain key risks for Eidos Shareholders in accepting the Offer (as described more fully below), the current implied value of the Offer of 68.58 pence per Eidos Share, based on the Closing Price of an SCi Share on 18 April 2005, represents a significant premium to the offer made on behalf of Elevation.

The Eidos Directors have also noted the level of support for the Offer announced by SCi from shareholders now representing approximately 46.67 per cent. of Eidos’ share capital who have committed to accept the Offer. Further details of the irrevocable undertakings to accept the Offer are set out in paragraph 3 of Appendix II to this document.

Taking these factors into consideration, the Eidos Directors, who have been so advised by UBS Investment Bank, financial adviser to Eidos, consider that the terms of the Offer are fair and reasonable. In providing advice to the Eidos Directors, UBS Investment Bank has taken into account the commercial assessments of the Eidos Directors.

As referred to above, the Eidos Board and UBS Investment Bank consider that Eidos Shareholders, in assessing whether or not to accept the Offer, should have regard to a number of key issues which will need to be addressed by the SCi Board, including:

•	the requirement for scale to compete effectively in the computer games industry – on the basis that the combination of Eidos and SCi will not result in a significantly larger business;

•	the successful integration of the Eidos and SCi businesses – recognising that Eidos is much larger than SCi, operates internationally and pursues a different approach to the development of its games; and

•	the retention and motivation of key employees of the Eidos business.

Eidos Shareholders who do not wish to be exposed to such risks, or the potential volatility in the SCi share price (especially in the light of SCi’s recent strong share price performance), may wish to consider selling their Eidos Shares for cash in the market.

Accordingly, the Eidos Directors unanimously recommend to Eidos Shareholders that they accept the Offer as the members of the Eidos Board intend to do (in so far as they are able to do so pursuant to the terms of their irrevocable undertakings in favour of EM Holding Corp.) in respect of their own beneficial shareholdings in Eidos which amount in aggregate to 3,041,686 Eidos Shares, representing approximately 2.14 per cent. of the existing issued ordinary share capital of Eidos.

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As a consequence of the foregoing, the Eidos Board has withdrawn its earlier recommendation of the offer made by EM Holding Corp.

I am pleased that the Offer brings to an end the uncertainty that Eidos, its shareholders and employees have endured during recent months. I would like to take this opportunity to thank personally my fellow members of the Eidos Board for their efforts and assistance during the strategic review process. On behalf of myself and the other members of the Eidos Board, I would also like to thank all Eidos employees for their continued support during this difficult period for Eidos and for their contribution to the business over many years. The Eidos Board wishes SCi every success for the future.

Yours faithfully

John van Kuffeler
Chairman

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PART 2

Letter from KBC Peel Hunt Ltd

19 April 2005

To Eidos Shareholders and, for information only, to participants in the Eidos Share Incentive Schemes

Dear Sir or Madam

Recommended Offer by KBC Peel Hunt on behalf of
SCi Entertainment Group Plc for Eidos plc

1. Introduction
On 22 March 2005, SCi announced the terms of a share offer to be made by KBC Peel Hunt on behalf of SCi for the whole of the issued and to be issued share capital of Eidos. On 7 April 2005, the Eidos Board announced that it had agreed to unanimously recommend the Offer. Accordingly, the Eidos Board, which has been so advised by UBS Investment Bank, financial adviser to Eidos, considers the terms of the Offer to be fair and reasonable, and has, subject to the factors highlighted in Part 1 of this document, unanimously recommended that Eidos Shareholders accept the Offer. In providing advice to the Eidos Directors, UBS Investment Bank has taken into account the commercial assessments of the Eidos Directors.

This letter contains the detailed terms and conditions of the Offer by KBC Peel Hunt on behalf of SCi and is accompanied by, and should be read in conjunction with, the Form of Acceptance to be used (in the case of Eidos Shares held in certificated form) for the purposes of accepting the Offer and a Prospectus containing financial and other information on SCi, Eidos and the Enlarged Group, including information on SCi’s concurrent Placing and Open Offer.

In addition to the Offer, SCi is proposing to raise approximately £60.1 million, before expenses, by the issue of 20,038,982 new SCi Shares at 300p each, through a Placing of 16,666,666 new SCi Shares and an Open Offer to SCi Qualifying Shareholders of 3,372,316 new SCi Shares. The net proceeds of the Placing and Open Offer will be used to provide the Enlarged Group with a strong balance sheet with sufficient funds to re-build and enhance Eidos’ key franchises, improve its pipeline of new products, bring quality products to market and fund the cost of reducing selected parts of Eidos. The net proceeds will also be used to meet the cost of the Offer, including the expenses of Eidos and its advisers.

In view of its size, the Offer is conditional upon the approval of SCi Shareholders at the EGM convened for 11.00 a.m. on 13 May 2005. Notice of the EGM is set out in the accompanying Prospectus.

2. The Offer
On behalf of SCi, KBC Peel Hunt hereby offers to acquire, on the terms and subject to the conditions set out in this document and, in relation to certificated Eidos Shares, in the Form of Acceptance, all of the Eidos Shares on the following basis:

1 Offer Share for every 6 Eidos Shares held

KBC Peel Hunt Ltd
111 Old Broad Street London EC2N 1PH
A member of the KBC Group and the London Stock Exchange. Regulated by the Financial Services Authority.
Registered in England and Wales No: 2320252. Registered office as above.

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Based on the Closing Price of an SCi Share of 411.5p on 18 April 2005, the last practicable date before the date of this document, the Offer values each Eidos Share at approximately 68.58p and the whole of the issued share capital of Eidos at approximately £97.4 million.

The Offer represents a premium of approximately 53.3 per cent. over the Closing Price of an Eidos Share of 44.75p on 21 March 2005, the last Business Day before the announcement of SCi’s intention to make the Offer.

The Offer represents a discount of approximately 35.9 per cent. to the Closing Price of an Eidos Share of 107p on 2 August 2004, the last Business Day before the commencement of the Offer Period.

Full acceptance of the Offer would involve the issue of a maximum of 23,667,078 Offer Shares, representing approximately 32.7 per cent. of the issued share capital of SCi as enlarged by the Offer and Placing and Open Offer and equalling approximately 82.6 per cent. of the existing issued share capital of SCi.

Application has been made for the Offer Shares to be admitted to the Official List of the UKLA and the London Stock Exchange’s market for listed securities. The Offer Shares will be issued credited as fully paid and will rank pari passu in all respects with the Existing Ordinary Shares including as regards the right to receive all dividends and other distributions declared, paid or made in respect of the ordinary share capital of SCi by reference to a record date on or after such issue. Entitlements to Offer Shares will be rounded down to the nearest whole number. Fractions of Offer Shares will not be allotted.

Settlement of the consideration to which any accepting Eidos Shareholder is entitled under the Offer (except as provided in paragraph 6 of Part B of Appendix I in the case of certain overseas Eidos Shareholders) will be effected (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, within 14 days of such receipt.

The Eidos Shares will be acquired by SCi free from all liens, equities, encumbrances, charges and other interests and together with all rights attaching thereto.

Your attention is drawn to paragraph 16 below entitled “Procedure for acceptance of the Offer”, which sets out the procedures for accepting the Offer, and to the conditions and further terms of the Offer set out in Appendix I of this document and, in relation to certificated Eidos Shares, in the Form of Acceptance.

3. Conditions and Further Terms of the Offer
The Offer will be conditional, inter alia, upon (i) approval by SCi Shareholders at the Extraordinary General Meeting convened to approve and implement the Offer and the Placing and Open Offer, (ii) admission of the Offer Shares to the Official List of the UKLA and to trading on the London Stock Exchange’s market for listed securities and (iii) Eidos not becoming subject to certain insolvency events as set out in paragraph 5 of Part A of Appendix I to this document. The Offer will become unconditional as to acceptances when SCi has received acceptances which amount to 90 per cent. (or such lesser percentage, being greater than 50 per cent., as SCi may decide) of the Eidos Shares to which the Offer relates.

The Offer Shares will be issued in certificated form, save in the case of acceptances relating to Eidos Shares held through CREST, in relation to which Offer Shares will be issued in uncertificated form.

4. Eidos Share Incentive Schemes
The Offer extends to any Eidos Shares issued or unconditionally allotted and fully paid prior to the date upon which the Offer ceases to be open for acceptances (or such earlier date as SCi may, subject to the Code, determine). If the Offer becomes or is declared unconditional in all respects, it is intended that appropriate proposals will be made to those Eidos Optionholders who have not then exercised their options and/or whose awards over Eidos Shares have not then vested.

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5. Undertakings to accept the Offer
SCi has received irrevocable undertakings to accept or procure acceptance of the Offer on behalf of Eidos Shareholders holding 66,279,421 Eidos Shares, representing approximately 46.67 per cent. of the issued share capital of Eidos. Irrevocable undertakings received from or on behalf of Eidos Shareholders holding 63,952,621 Eidos Shares, representing approximately 45.04 per cent. of the issued share capital of Eidos, will continue to be binding even if a higher offer is made for Eidos and will cease to be binding only if the Offer lapses or is withdrawn. Further details of the irrevocable undertakings to accept the Offer are set out in paragraph 3 of Appendix II to this document.

6. Financial effects of acceptance
The following table sets out, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects of acceptance of the Offer on the capital value if the Offer becomes or is declared unconditional in all respects for a holder of 6,000 Eidos Shares who accepts the Offer in full:

	Notes	Offer
		(£)
Capital Value
Market value of 1,000 Offer Shares	(i)	4,115
Market value of 6,000 Eidos Shares	(ii)	2,685
Increase in Capital Value		1,430
This represents an implied increase of		53.3%

Notes:
(i)	The market value of 1,000 Offer Shares is based on the Closing Price of 411.5p of a SCi Share on 18 April 2005 (being the last practicable date before posting this document).
(ii)	The market value of 6,000 Eidos Shares is based on the Closing Price of 44.75p of an Eidos Share on 21 March 2005 (being the last Business Day before the announcement by SCi of the terms of the Offer to be made to Eidos Shareholders).
(iii)	No account has been taken of any fractions.

Neither SCi nor Eidos has declared a dividend in any recent financial period. Accordingly, a net income comparison cannot be given.

7. Information on SCi
SCi is one of Europe’s leading publishers of computer and video games. SCi’s strategy is to create, own and exploit valuable brands through investment in high quality licences and products and to reduce exposure to risk through extensive outsourcing and long-term relationships with leading developers and distribution partners, enabling tight control to be maintained over the cost base.

SCi has increased its product portfolio over the last three years, led by the Conflict series of games which have now shipped over 6 million units. The third in the series, Conflict: Vietnam reached number one position in the UK charts on its launch in September 2004 and SCi has high hopes for the fourth in the series Conflict: Global Terror due to be released in September 2005. Other high quality and commercially successful products in recent years include Carmageddon, The Italian Job, and The Great Escape. Future releases include Total Overdose, Battlestations: Midway, Reservoir Dogs and Highlander.

SCi’s focus is on the establishment of high quality game franchises. Accordingly, all of the intellectual property in its products is either fully owned, for example in the case of the Conflict series, or licensed on a long-term basis, in the case of games based on films such as Reservoir Dogs or Highlander.

The development of the majority of SCi’s products is outsourced to third-party development companies. This flexible model offers many advantages including access to developers with the technology best suited to the products. Most importantly it brings discipline to the development process through the payment of development advances on a staged basis against a series of pre-agreed milestones. Consequently SCi has demonstrated a strong record of delivering products to market on time and on budget.

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An important exception to SCi’s outsourced model is products in the Conflict series developed by its subsidiary, Pivotal Games Limited. Pivotal Games Limited is one of the UK’s most successful development studios having achieved a number one UK chart position for three products in the last three years. It was acquired by SCi in September 2003, but continues to operate as an independent company with a separate management team incentivised to deliver high quality products. In addition, SCi has a 25.1 per cent. stake in Rocksteady Studios Limited, a new developer established in 2004.

SCi has delivered three years of profitable growth while at the same time generating cash and increasing its investment in new products:

	Year ended 30 September
	2002	2003	2004
Turnover (£ million)	17.7	28.5	31.0
Gross profit (£ million)	11.4	17.2	20.2
Pre-tax profit (£ million)	2.7	4.0	5.4
Earnings per share (pence)	10.1	15.4	17.9
Development spend (£ million)	4.3	8.2	9.8
Net cash/(debt) (£ million)	(0.2)	(0.6)	3.5

Pre-tax profit is stated prior to goodwill amortisation

Earnings per share is stated prior to goodwill amortisation and deferred tax

8. SCi’s current trading and prospects
SCi is currently trading in line with the SCi Board’s expectations. At the beginning of the current financial year to 30 September 2005, SCi planned to release four new products: Constantine, Total Overdose, Battlestations: Midway and Conflict: Global Terror. The first of these products, Constantine, was released on time with the launch of the film starring Keanu Reeves. The three remaining products are scheduled for release in the second half of the financial year. Each of these products is at an advanced stage of development and is on schedule to be released on time.

The SCi Directors believe that the acquisition of Eidos represents an opportunity for SCi to further build shareholder value. Further, the SCi Directors believe that the application of its management and business model to Eidos’ business will mean that the acquisition will enhance SCi’s earnings per share in the first full year of ownership.

Following the acquisition, the Eidos business will constitute a significant portion of the Enlarged Group. The prospects of the Enlarged Group are dependent in part on the delivery of Eidos’ products in accordance with their revised timetables. Any delay in the delivery of these products over and above that already planned or deterioration in the performance of Eidos as a whole could have a material impact on the performance of the Enlarged Group. However, notwithstanding this issue, the SCi Directors believe that the financial and trading prospects for the Enlarged Group are good.

Note 1: The statement in relation to the effect on earnings per share does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of SCi following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of SCi.

9. Information on Eidos
Measured in terms of turnover, Eidos continues to be the UK’s largest publisher of computer and video games. It owns at least twelve game franchises which have sold in excess of 750,000 units including Tomb Raider, Hitman, and Championship Manager. The principal character from Tomb Raider, Lara Croft, has become an important cultural icon and a valuable source of merchandising revenue. In addition, Eidos owns a number of highly regarded development studios including Crystal Dynamics in San Francisco and IO Interactive in Copenhagen plus a 26.7 per cent. shareholding in Pyro Studios in Madrid.

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However, the SCi Directors believe that Eidos has not fully capitalised on the strengths of its brands, development studios and experienced staff. It has reported losses in three of the last four accounting periods:

	Restated	15 months	Year ended 30 June
	Year ended	ended
	31 March	30 June
	2001	2002	2003	2004

Turnover (£ million)	147.3	128.9	151.5	133.9
Gross profit (£ million)	65.5	75.1	89.4	84.0
Profit/(loss) before tax, goodwill amortisation
and profit on disposal of
investments (£ million)(1)	(80.3)	(24.8)	16.7	(0.4)

(1)	Profit/(loss) before tax is stated before goodwill amortisation and profit on the disposal of investments. It is derived from a total profit/(loss) before tax of £1,951,000 loss (2003: £17,354,000 profit, 2002: £30,655,000 loss, 2001 restated: £96,358,000 loss) adjusted for amortisation of goodwill of £1,567,000 (2003: £735,000, 2002: £13,584,000, 2001: £16,107,000) and profit on the disposal of investments of £nil (2003: £1,400,000, 2002: £7,745,000, 2001: £nil).

The figures for the 15 months ended 30 June 2002, the year ended 30 June 2003 and the year ended 30 June 2004 have been extracted without material adjustment from the more detailed financial information on Eidos set out in Part V of the Prospectus. The figures for the year ended 31 March 2001 have been extracted without material adjustment from the comparative figures in the full audited accounts of Eidos and its subsidiaries for the 15 months ended 30 June 2002 and have been restated for the reclassification of certain co-operative advertising expenses. Readers should read the whole of Part V and Parts I to IV and VI to VII inclusive of the Prospectus and not just the figures set out above when assessing the financial performance of Eidos for the above periods.

Eidos’ interim results to 31 December 2004 were published on 10 March 2005. These results are re-produced in paragraph B of Part V of the Prospectus.

Eidos announced a loss before tax of £28.7 million for the six month period to 31 December 2004 on turnover of £31.5 million. The substantial losses reflected the light product release schedule, the disappointing performance of certain titles and the continued high level of investment in game development during the period. Eidos also reported a significant working capital requirement for the current financial year.

During the six months to 31 December 2004, sales of Get On Da Mic, Backyard Wrestling 2 and Crash ‘N’ Burn were below expected levels but Eidos continued to enjoy a strong performance from back catalogue sales, although at lower margins than for newer products. Further, the release of Championship Manager 5 on PC was deferred from its anticipated launch date in October 2004 to after the December period end. This has since been released. At the same time, Eidos also reported further delays in release dates for key products such as Tomb Raider and Hitman.

During the six months to 31 December 2004, research and development costs increased by 14 per cent. compared with the same period in the previous year as a result of the need to continually improve the development process, coupled with the ongoing investment required to effect the transition of technology to “next generation” hardware systems, in particular Xbox2, Sony PSP and Sony PlayStation 3. The increase was also attributed to the running costs of IO Interactive A/S which was acquired in April 2004.

Eidos had net assets of £43.0 million as at 31 December 2004, a reduction of £28.9 million from the net assets figure of £71.9 million as at 30 June 2004. Eidos also had net cash funds of £11.8 million compared with £37.4 million as at 30 June 2004, a reduction of £25.6 million. This reduction reflected the significant investment in the ongoing product development pipeline and new technologies. In the six month period ended 31 December 2004, Eidos invested £15.6 million in products planned for release during the 2005 calendar year, compared with £9.7 million for the same period in the previous year in respect of products planned for release during the 2004 calendar year.

The reduction in net cash funds and the delay in product releases gave rise to a significant working capital requirement for Eidos. The Eidos Board negotiated a short-term working capital facility of up to £25 million from The Royal Bank of Scotland plc for the period to 30 June 2005. However, the Eidos Board further recognised that significant additional long-term funding might be required to finance its future research and

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development, particularly given the imminent transition to new hardware platforms and Eidos’ ongoing dependence on the performance of its key titles to generate cash.

Eidos has indicated that it continues to keep its release schedule under review. Having taken into account SCi’s statement that certain new Eidos products may, following SCi obtaining control of Eidos, be given more development time than is currently anticipated by Eidos and the uncertainty caused by the current offer period, it is possible that some games currently scheduled for release during the remainder of the Eidos financial year ending 30 June 2005 will be released at later dates which would have a consequential impact on revenue and contribution achieved in that financial year.

10. Background to and reasons for the Offer
Computer and video games is a major global industry. A recent report by IDATE estimated the global market for games software to be worth €18.2 billion in 2005 with projected further growth to €24.1 billion by 2008 with new platforms and rapid technological improvements helping to sustain this growth further.

While the SCi Directors believe that SCi by itself is positioned to capitalise on this growing market, the SCi Directors also believe that the acquisition of Eidos represents an opportunity for SCi to further build shareholder value.

The acquisition will expand SCi’s existing portfolio of intellectual property with the addition of a number of multi-million selling game franchises including Tomb Raider, Hitman and Championship Manager, a number of exciting new products in development and a valuable back catalogue.

In SCi’s opinion, Eidos is currently experiencing financial difficulties, as described in paragraph 5 of Part 1 of the Prospectus. However, while this partly reflects high general overheads, it has also arisen from a considerable investment in developing future products, many of which SCi believes have significant potential. SCi believes that the application to the Enlarged Group of SCi’s proven business model, which is focused on releasing profitable products and strict cost control in contrast to the Eidos approach of attempting to achieve scale, mean that the acquisition will enhance SCi’s earnings per share in the first full year of ownership.

Note 1: This statement in relation to the effect on earnings per share does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of SCi following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of SCi.

Following securing control of Eidos, SCi will review Eidos’ products with its development studios with the purpose of ensuring that only high quality games come to market. This may mean that some of Eidos’ products will be given more development time than Eidos is currently able to give them due to the financial constraints under which it is operating. The re-launch of these brands is intended to be supported by high profile PR and marketing campaigns.

SCi’s management expertise in delivering products on time and on budget will be used with the purpose of improving Eidos’ delivery performance. In line with its principal business model, SCi will continue to outsource development. However, conscious of its own successful integration of Pivotal Games over the last 18 months, SCi intends to invest further in Eidos’ key development studios and will seek to incentivise studios to deliver hit products.

SCi believes that Eidos’ financial difficulties are partly due to an inappropriate cost base. In its last financial year Eidos’ administrative expenses were £22.2 million (excluding goodwill amortisation), representing 16.6 per cent. of turnover. In contrast, SCi’s administrative expenses were £3.2 million, representing 10.3 per cent. of turnover. For example, the costs of executive management, being a public company and a NASDAQ listing represent a substantial portion of Eidos’ overhead base. The SCi Directors estimate that the annualised cost savings which could be available to the Enlarged Group in the first full year of combined operation (to 30 September 2006) are up to £14 million. The total cost of achieving these savings is estimated by the SCi Directors as amounting to approximately £7 million, which would be incurred as a one-off exceptional item in the financial year to 30 September 2005.

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SCi believes that the recent poor share price performance of Eidos means that its existing share option schemes currently offer little motivation to its staff. SCi intends to include Eidos staff in SCi’s option and other incentive arrangements, allowing them to benefit from the future growth of the Enlarged Group.

The Offer and the Placing and Open Offer will involve the issue of up to 43,706,060 new Ordinary Shares which will result in the Enlarged Group having up to 72,375,557 Ordinary Shares in issue on Admission. The Existing Ordinary Shares in SCi will therefore represent approximately 39.6 per cent. of the Enlarged Group. Based on the Closing Price of an SCi Share of 411.5 pence on 18 April 2005, the Enlarged Group would have had a market capitalisation of approximately £297.8 million and will have net cash.

Following the acquisition, the Eidos business will constitute a significant portion of the Enlarged Group and the results and prospects of the Enlarged Group are likely to be materially affected by its performance. However, with a strong combined portfolio of games, a progressively reduced cost base, proven management and sufficient working capital to fund the business, the SCi Directors believe that the Enlarged Group will be strongly placed to compete in the competitive, but growing, global games market.

11. Financial information on SCi
Financial information on SCi can be found in Part IV of the accompanying Prospectus.

12. Financial information on Eidos
Financial information on Eidos can be found in Part V of the accompanying Prospectus.

13. Employment rights
SCi intends that, following the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all Eidos’ employees will be fully safeguarded.

14. Compulsory acquisition and cancellation of listing
If SCi receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Eidos Shares to which the Offer relates and the Offer becomes or is declared unconditional in all respects, SCi intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily all outstanding Eidos Shares in respect of which acceptances have not then been received.

Without prejudice to the acceptance condition set out in paragraph (1) of Part A of Appendix I, if SCi receives acceptances under the Offer in respect of and/or otherwise acquires 75 per cent. of the nominal value of the Eidos Shares to which the Offer relates and the Offer becomes or is declared unconditional in all respects (whether or not SCi is in a position to invoke the provisions of sections 428 to 430F (inclusive) of the Companies Act), SCi will procure that Eidos will apply for the cancellation, respectively, of the trading of Eidos Shares on the London Stock Exchange and of the listing of the Eidos Shares on the Official List.

15. Overseas Shareholders
The attention of Eidos Shareholders who are citizens or residents of jurisdictions outside the UK is drawn to paragraph 6 of Part B of Appendix I and, in the case of certificated Eidos Shares, to paragraph 1.2 of Part C of Appendix I and to the relevant provisions of the Form of Acceptance or, in the case of uncertificated Eidos Shares, to paragraph 1.2 of Part D of Appendix I. The Offer is not being made directly or indirectly in, into or from the USA, Canada, Australia or Japan. The Offer Shares have not been and will not be registered under the United States Securities Act of 1933 (as amended) and may not be offered, sold or delivered, directly or indirectly, in, into or from the USA, Canada, Australia or Japan. Subject to the provisions of paragraph 6 of Part B of Appendix I, any acceptance of the Offer by an Eidos Shareholder who is unable to give the warranties set out in paragraph 1.2 of Part C of Appendix I (or, as the case may be, paragraph 1.2 of Part D of Appendix I) is liable to be disregarded.

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If you are in any doubt as to the procedure for acceptance, please contact Capita Registrars by telephone on 0870 162 3121 or at the address set out above. If you are a CREST Sponsored Member, you should contact your CREST Sponsor before taking any action.

16. Procedure for acceptance of the Offer
Holders of Eidos Shares in certificated form may only accept the Offer in respect of such shares by completing and returning the enclosed Form of Acceptance in accordance with the procedure set out in paragraph (a) below. Holders of Eidos Shares held in certificated form, but under different designations, should complete a separate Form of Acceptance for each designation. Additional Forms of Acceptance are available from Capita Registrars by telephoning 0870 162 3121.

Holders of Eidos Shares in uncertificated form may only accept the Offer in respect of such shares by TTE Instruction in accordance with the procedure set out in paragraph (b) below and, if those shares are held under different member account IDs, should send a separate TTE Instruction for each member account ID.

This section should be read together with Parts C and D of Appendix I and the notes to the Form of Acceptance. If you do not wish to accept the Offer, you should take no action.

(a)	Eidos Shares held in certificated form:
	(i)	To accept the Offer
To accept the Offer in respect of all your Eidos Shares held in certificated form, you must complete Boxes 1, 3 and 6 and, where appropriate, Boxes 4 and 5 on the Form of Acceptance and sign Box 2 on the Form of Acceptance in the presence of a witness, who should also sign in accordance with the instructions printed thereon.

	(ii)	To accept the Offer in respect of less than all your Eidos Shares
To accept the Offer in respect of less than all your Eidos Shares held in certificated form you must insert in Box 1 on the Form of Acceptance such lesser number of Eidos Shares held in certificated form in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in (i) above in respect of such lesser number of Eidos Shares. If you do not insert a number in Box 1, but otherwise complete and return a Form of Acceptance a valid acceptance will be deemed to be made in respect of all the Eidos Shares held by you in certificated form.

If you have any questions as to how to complete the Form of Acceptance, please telephone Capita Registrars on 0870 162 3121 in respect of Eidos Shares held in certificated form.

	(iii)	Return of Form(s) of Acceptance
To accept the Offer in respect of Eidos Shares held in certificated form, the completed, signed and witnessed Form(s) of Acceptance should be returned together with your share certificates for such Eidos Shares and/or other document(s) of title, by post or (during normal business hours only) by hand to Capita Registrars as soon as possible, but in any event so as to be received no later than 1.00 p.m. on 10 May 2005. No acknowledgement of receipt of documents will be given by or on behalf of SCi. The instructions printed on the Form of Acceptance are deemed to form part of the terms of the Offer.

Any Form of Acceptance received in an envelope postmarked in the United States, Canada, Australia or Japan or otherwise appearing to SCi or its agents to have been sent from the United States, Canada, Australia or Japan may be rejected as an invalid acceptance of the Offer. For further information on overseas shareholders, see paragraph 15 above and sub-paragraph (c) below.

	(iv)	Share Certificates not readily available or lost
If your Eidos Shares are in certificated form but for any reason the relevant share certificate(s) and/or other document(s) of title is/are lost or not readily available, you should nevertheless complete, sign and return the Form(s) of Acceptance, as stated above, so as to be received by

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Capita Registrars by no later than 1.00 p.m. on 10 May 2005, together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title.

You should then arrange for the relevant share certificate(s) and/or other documents of title to be forwarded to Capita Registrars as soon as possible thereafter. No acknowledgement of receipt of documents will be given. If you have lost your share certificate(s), and/or other document(s) of title, you should contact Computershare Investor Services PLC, Eidos’ registrar, at The Pavilions, Bridgwater Road, Bristol BS99 7NH, or by telephone on 0870 702 0002, for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post to Capita Registrars, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH.

(v) Validity of acceptances
Without prejudice to Parts B and C of Appendix I of this document, SCi reserves the right to treat as valid any acceptance of the Offer in relation to Eidos Shares in certificated form which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, no allotment of New SCi Shares under the Offer will be made until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to SCi have been received.

(b)	Eidos Shares held in uncertificated form (that is, in CREST)
If your Eidos Shares are in uncertificated form, to accept the Offer you should take (or procure to be taken) the action set out below to transfer the Eidos Shares in respect of which you wish to accept the Offer to the appropriate escrow balance(s) (that is, a TTE instruction) specifying Capita (in its capacity as a CREST participant under its participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the TTE instruction settles no later than 1.00 p.m. on 10 May 2005. Note that settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational) – you should therefore ensure you time the input of any TTE instruction(s) accordingly.

The input and settlement of a TTE instruction in accordance with this paragraph (b) will (subject to satisfying the requirements set out in Parts B and D of Appendix I) constitute an acceptance of the Offer in respect of the number of Eidos Shares so transferred to escrow.

If you are a CREST Sponsored Member, you should refer to your CREST Sponsor before taking any action. Your CREST Sponsor will be able to confirm details of your participant ID and the member account ID under which your Eidos Shares are held. In addition, only your CREST Sponsor will be able to send the required TTE instruction to CRESTCo in relation to your Eidos Shares.

After settlement of a TTE instruction, you will not be able to access the Eidos Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Eidos Shares concerned to itself in accordance with paragraph 1.5 of Part D of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined below.

You should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST Sponsor) to enable a TTE instruction relating to your Eidos Shares to settle prior to 1.00 p.m. on 10 May 2005. In this connection you are referred in particular to those sections of the CREST manual concerning particular limitations of the CREST system and timings.

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	(i)	To accept the Offer
To accept the Offer in respect of Eidos Shares held in uncertificated form, you should send (or if you are a CREST Sponsored Member, procure that your CREST Sponsor sends) to CRESTCo a TTE instruction in relation to such Eidos Shares which must be properly authenticated in accordance with CRESTCo’s specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:
		–	The ISIN number for the Eidos Shares. This is GB0009348979;
		–	the number of Eidos Shares in respect of which you wish to accept the Offer (ie the number of Eidos Shares to be transferred to escrow);
		–	your member account ID;
		–	your participant ID;
		–	the participant ID of the Escrow Agent, Capita, in its capacity as CREST Receiving Agent which is RA10;
		–	the member account ID of the Escrow Agent which is SCIEID01;
		–	the intended settlement date. This should be as soon as possible and in any event not later than 1.00 p.m. on 10 May 2005;
		–	the corporate action number of the Offer. This is allocated by CRESTCo and can be found by reviewing the relevant corporate action details in CREST;
		–	input with standard delivery instruction priority 80; and
		–	the contact name and number in the shared note field.

	(ii)	Deposits of Eidos Shares into, and withdrawals of Eidos Shares from, CREST
Normal CREST procedures (including timings) apply in relation to any Eidos Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Eidos Shares or otherwise). Holders of Eidos Shares who are proposing so to convert any such Eidos Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Eidos Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) and/or other document(s) of title or transfers to escrow as described above) prior to 1.00 p.m. on 10 May 2005.

	(iii)	Validity of acceptances
Without prejudice to Parts B and C of Appendix I, SCi reserves the right (subject to the terms of the Offer and the City Code) to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction. In that event, no allotment of New SCi Shares under the Offer will be made until after the relevant TTE instruction has settled. A Form of Acceptance which is received in respect of Eidos Shares held in uncertificated form will not constitute a valid acceptance and will be disregarded.

(c)	General
All Eidos Shareholders (including nominees, trustees or custodians) who would, or otherwise intend to, forward this document and/or the Form of Acceptance should read the further details in this regard which are contained in paragraph 6 of Part B of Appendix I before taking any action.

If you are in any doubt as to the procedure for acceptance, please contact Capita on 0870 162 3121. You are reminded that, if you are a CREST Sponsored Member in respect of your Eidos Shares, you should contact your CREST Sponsor before taking any action.

17. Settlement
Settlement of the consideration to which any accepting Eidos Shareholder is entitled under the Offer (except as provided in paragraph 6 of Part B of Appendix I in the case of certain overseas Eidos Shareholders) will

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be effected in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or, in the case of acceptances received, complete in all respects, after that date, but while the Offer remains open for acceptance, within 14 days of such receipt.

(a)	Eidos Shares held in certificated form
Where an acceptance relates to Eidos Shares in certificated form, the Offer Shares to which the accepting Eidos Shareholder is entitled will be issued in certificated form. Definitive certificates for the Offer Shares will be despatched by first-class post (or by such other method as may be approved by the Panel).

If the Offer does not become and is not declared unconditional in all respects (i) the relevant share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing to the person or agent whose name and address is set out on the Form of Acceptance.

All documents and remittances sent by, to, or from Eidos Shareholders or their appointed agents will be sent at their own risk.

(b)	Eidos Shares held in uncertificated form
When an acceptance relates to Eidos Shares in uncertificated form (that is in CREST):

(i) the Offer Shares to which the accepting Eidos Shareholder is entitled will be issued in uncertificated form. SCi will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the Eidos Shareholder concerned with such shareholder’s entitlement to Offer Shares. The stock account concerned will be an account under the same participant ID and member account ID as appeared in the TTE instruction(s) concerned; and

(ii) if the Offer does not become unconditional in all respects the Escrow Agent will immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days) give TFE instructions to CRESTCo to transfer all Eidos Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the Eidos Shareholders concerned.

SCi reserves the right to settle all or any part of the consideration referred to in paragraph (i) above, for all or any accepting Eidos Shareholder(s), in the manner referred to in paragraph (a) above, if, for any reason, it wishes to do so.

18 United Kingdom taxation
The following statements are intended as a general guide to current UK tax legislation and the current practice of the Inland Revenue. They relate to persons who are resident or ordinarily resident in the UK for tax purposes, who beneficially own their shares as investments and acquired the shares otherwise than through their employment with the group. The guidance does not apply to share dealers, charities or persons with special tax status, for whom different tax rules will apply.

(a)	Taxation of dividends
	(i)	Withholding tax
Under current United Kingdom tax legislation, no tax will be withheld by SCi when it pays dividends.

	(ii)	Individual and trustee shareholders
(aa) An individual shareholder, resident for tax purposes in the United Kingdom, who receives a dividend from SCi, will be entitled to a tax credit equal to one ninth of the amount of the net dividend which is equivalent to a tax credit of 10 per cent. of the sum of the net dividend and the tax credit (the “gross dividend”).

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(bb) Individual shareholders resident for tax purposes in the United Kingdom will be liable to income tax on the amount of the gross dividend. Dividend income will be treated as the top slice of an individual’s income. The tax credit referred to in (aa) above will discharge the liability to income tax in respect of the dividend of an individual shareholder who is subject to United Kingdom tax at the lower rate or basic rate only. Higher rate taxpayers will be able to offset the tax credit against their liability on tax on the gross dividend. A higher rate taxpayer will be liable to income tax on the gross dividend at a rate of 32.5 per cent. After setting off the tax credit, a higher rate taxpayer will be liable to additional income tax equal to 25 per cent. of the net dividend. If an individual United Kingdom resident shareholder’s total tax credit on such dividends exceeds his overall United Kingdom tax liability, he may not claim repayment of the excess from the Inland Revenue.

(cc) For dividends paid to trustees of United Kingdom resident discretionary or accumulation trusts the gross dividend will generally be subject to United Kingdom income tax at a rate of 32.5 per cent., which after setting off the tax credit, will result in additional income tax equal to 25 per cent. of the net dividend.

(dd) The amount of the tax credit in respect of a dividend paid which constitutes income of a pension fund, charity, or venture capital trust will not be repaid.

	(iii)	Corporate shareholders
A corporate shareholder (other than dealers in securities and certain insurance companies) resident for tax purposes in the United Kingdom will not generally be liable to United Kingdom corporation tax on any dividend received, nor will it be able to recover any part of the tax credit.

(b)	Taxation on capital gains for shareholders
	(i)	Offer Shares
For capital gains purposes, an Eidos Shareholder who, either alone or together with persons connected with him, does not own more than 5 per cent. of the Eidos Shares should not be treated as making a disposal of all or part of his holding of Eidos Shares. Instead he should be treated as having acquired the Offer Shares at the same time and for the same consideration as his existing holding of Eidos Shares, so that any gain which would otherwise have arisen on a disposal of his existing holding of Eidos Shares will be “rolled-over” into the Offer Shares.

Eidos Shareholders who, alone or together with persons connected with them, hold more than five per cent. of the Eidos Shares are advised that clearance has been sought from the Inland Revenue, pursuant to Section 138 of the Taxation of Chargeable Gains Act 1992, for confirmation that such shareholders should be treated in the same way as that described in the paragraph above.

	(ii)	Subsequent disposal of Offer Shares
Depending on their circumstances, shareholders who are individuals resident or ordinarily resident in the United Kingdom, and other shareholders resident in the United Kingdom, for taxation purposes may be subject to capital gains tax (or, in the case of corporate shareholders, corporation tax on capital gains) in respect of any gain arising on a disposal, including a disposal on a winding-up of the Company, of their shares unless the shareholder is taxed as a dealer in securities, in which case any gain will be treated as income and taxed as such. For shareholders who are individuals or trustees, taper relief, and for shareholders within the charge to UK corporation tax, and in respect of periods of ownership up to 5 April 1998 for shareholders who are individuals or trustees, indexation allowance, may reduce a chargeable gain but not create or increase any allowable loss.

(c)	Stamp duty and stamp duty reserve tax (“SDRT”)
	(i)	Except as noted below, no liability to stamp duty or SDRT will arise on the issue or allotment of New SCi Shares by SCi pursuant to the Offer.

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(ii)	Except as noted below, the transfer on sale of the New SCi Shares will generally be liable to ad valorem stamp duty at the rate (in broad terms) of 0.5 per cent. of the amount or value of the consideration paid, or if an unconditional agreement to transfer such shares is not completed by a duly stamped transfer or where the transfer is effected under CREST, SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid. Liability to pay such stamp duty or SDRT is that of the transferee or purchaser. In the case of transfers in CREST, SDRT will be collected in CREST in accordance with the rules of the CREST system.

(iii)	Where any charge to stamp duty or SDRT arises under Sections 67, 70, 93 and 96 of the Finance Act 1986 (which broadly apply where ordinary shares are transferred or, in certain circumstances, are issued to persons who issue depository receipts or provide clearance services, or their nominees or agents), stamp duty at the higher rate (in broad terms) of 1.5 per cent., or SDRT at the higher rate of 1.5 per cent. (as appropriate), will be payable on the amount or value of the consideration paid for the issue or transfer.

The above comments are intended as a general guide to the current tax position in the United Kingdom based on current UK tax legislation and Inland Revenue practice. They apply only to shareholders resident or ordinarily resident in the United Kingdom for tax purposes and who beneficially hold their shares as an investment and acquired the shares otherwise than through their ordinary employment with the group. If you are not resident in the United Kingdom or are in any doubt as to your tax position, you should consult your own professional advisor.

19. Admission of the Offer Shares
Application has been made for the Offer Shares to be admitted to the Official List and to trading on London Stock Exchange plc’s market for listed securities.

It is expected that Admission will become effective and that dealings in respect of the Offer Shares which are due to be allotted at the time the Offer becomes or is declared unconditional in all other respects will commence on the dealing day following the day on which the Offer becomes or is declared unconditional in all respects (save only for the condition relating to Admission). Dealings will be for normal settlement. Pending the issue of definitive certificates for the Offer Shares, transfers will be certified against the register held by the SCi registrar. No temporary documents of title in respect of the Offer Shares will be issued.

20. Further information
Your attention is drawn to the conditions and further terms of the Offer set out in Appendix I to this document and, in relation to certificated Eidos Shares, in the accompanying Form of Acceptance. Furthermore your attention is also drawn to the information set out in Appendix II to this document and to the information contained in the Prospectus.

21. Action to be taken
To accept the Offer, the Form of Acceptance must be completed and returned in respect of Eidos Shares held in certificated form. Forms of Acceptance should be returned by post or by hand to Capita Registrars, at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH as soon as possible and in any event so as to be received no later than 1.00 p.m. on 10 May 2005. To accept the Offer in respect of Eidos Shares held in uncertificated form, you should send (or procure that there is sent) to CRESTCo the required TTE instruction in relation to your Eidos Shares as soon as possible and in any event so that the TTE instruction settles no later than 1.00 p.m. on 10 May 2005.

Yours faithfully

Simon Hayes
KBC Peel Hunt Ltd

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APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE OFFER

PART A: Conditions of the Offer

The Offer is subject to the following conditions:

(1)	valid acceptances being received (and not, where permitted, withdrawn) by no later than 1.00 p.m. (London time) on the First Closing Date (or such later time(s) and/or date(s) as SCi may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as SCi may decide) of the Eidos Shares to which the Offer relates, provided that this condition will not be satisfied unless SCi (together with its subsidiaries) shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Eidos Shares carrying more than 50 per cent. of the voting rights then exercisable at general meetings of Eidos (including for this purpose, to the extent (if any) required by the Panel, any such voting rights attaching to any Eidos Shares that may be unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise). For the purposes of this condition:

	(a)	shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue; and

	(b)	the expression “Eidos Shares to which the Offer relates” shall be construed in accordance with sections 428 to 430F of the Companies Act;

(2)	the passing by SCi Shareholders of any resolution as may be necessary or appropriate for the approval and implementation of the Offer and the Placing and Open Offer and the acquisition by SCi of Eidos Shares pursuant to, or in connection with, the Offer;

(3)	the admission to the Official List of the Offer Shares (or such of them as are due to be allotted at the time the Offer becomes or is declared unconditional in all other respects) becoming effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange’s market for listed securities becoming effective or (if determined by SCi and subject to the consent of the Panel) the UK Listing Authority agreeing to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the Offer becoming or being declared unconditional in all other respects;

(4)	no government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, court, trade agency, professional association or institution, environmental body or any other similar person or body in any jurisdiction in which any member of the Eidos Group carries on a material part of its business, (each a “Third Party”) having taken, instituted or implemented or threatened any action, proceedings, suit, investigation or enquiry, or reference or having made, proposed or enacted, any statute, regulation, order or decision or having done anything which would or might reasonably be expected to:

	(a)	make the Offer, its implementation or the proposed acquisition by SCi of any Eidos Shares or control of Eidos pursuant to the Offer void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly and to a material extent restrain, prohibit, restrict or delay any of them or impose additional material conditions or financial or other obligations with respect to any of them, or otherwise challenge any of them or might reasonably be expect to interfere with it;

	(b)	require, prevent or delay the divestiture by any member of the SCi Group of any Eidos Shares;

	(c)	require, prevent or delay the divestiture by any member of the SCi Group, or by any member of the Eidos Group (including any joint venture, partnership, firm or company in which any member of the Eidos Group is interested), of all or any proportion of their respective businesses, assets or

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property or impose any limit on the ability of any of them to conduct their respective businesses (or any of them) or own their respective assets or properties or any part of any of them;

(d)	impose any limitation on the ability of any member of the SCi Group to acquire or hold or to exercise effectively any rights of ownership of the Eidos Shares or securities convertible into Eidos Shares or to hold or exercise effectively all or any rights of ownership of shares in any member of the Eidos Group or to exercise management control over any member of the Eidos Group or to integrate all or any part of its business with all or any part of the business of any member of the Eidos Group;

(e)	save pursuant to the Offer or to Part XIIIA of the Companies Act in relation to the Offer, require any member of the SCi Group or the Eidos Group to offer to acquire or repay any shares in any other member of the Eidos Group owned by any person other than Eidos or a wholly-owned subsidiary of Eidos; or

(f)	otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Eidos Group,

and all applicable waiting periods during which any Third Party could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference under the laws of any relevant jurisdiction, having expired, lapsed or been terminated;

(5)	none of the following occurring:

	(a)	Eidos or any of its subsidiaries becoming unable to pay its debts (within the meaning of section 123 of the Insolvency Act 1986 or otherwise) or Eidos or any of its subsidiaries otherwise becoming insolvent or suspending making payments to all or any class of its creditors or announcing an intention to do so;

	(b)	any distress, execution, attachment or other legal process affecting the whole or a material part of the assets of Eidos or any of its subsidiaries;

	(c)	an administrative or other receiver or similar officer being appointed of the whole or any part of the assets of Eidos or any of its subsidiaries or Eidos or any of its subsidiaries requesting any person to appoint such a receiver or similar officer or any other steps being taken to enforce any charge or other security over any of the property of Eidos or any of its subsidiaries;

	(d)	any order being made or any effective resolution being passed or a petition being presented or other legal process is initiated (including convening a meeting) for:

(i) the winding up, dissolution or liquidation of Eidos or any of its subsidiaries; or

(ii) the making of an administration order against Eidos or any of its subsidiaries;

	(e)	The Royal Bank of Scotland plc (or any of its subsidiaries) calling in, calling a default under, withdrawing, suspending or preventing or restricting further drawings under Eidos’ £25 million short term working capital facility referred to in the announcement of its interim results for the period ended 31 December 2004 made on 10 March 2005;

	(f)	any other event having occurred outside the United Kingdom under, or in accordance with, any laws applicable outside the United Kingdom which is analogous or equivalent to any of the events referred to above in this condition (5); or

	(g)	any notification of any kind being given to Eidos or any Eidos subsidiary that any event referred to above in this condition (5) is to occur or is expected or likely to occur;

(6)	all necessary notifications and filings having been made in connection with the Offer and all necessary waiting periods (including any authorisations of them) under any applicable legislation or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all necessary statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection

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with the Offer or the acquisition by SCi of any shares in, or control of, Eidos and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals (together “Authorisations”) which are necessary in respect of the Offer or the acquisition by Eidos of any shares in, or control of, Eidos having been obtained in terms and in a form reasonably satisfactory to SCi from all appropriate Third Parties and all such Authorisations, together with all Authorisations necessary to carry on the business of any member of the Eidos Group remaining in full force and effect and there being no information of any intention to revoke or not to renew the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any relevant jurisdiction having been complied with;

(7)	except as disclosed in the annual report and accounts of Eidos Group for the financial year ended 30 June 2004 or as publicly announced by Eidos in accordance with the Listing Rules before 22 March 2005 or as fairly disclosed to SCi before 22 March 2005 (such information hereafter being referred to as being “publicly announced”), there being no provision of any arrangement agreement, licence or other instrument to which any member of the Eidos Group is a party or by or to which any such member of any of its assets may be bound or be subject and which, in consequence of the making or implementation of the Offer or the proposed acquisition of any shares in, or control of, Eidos by SCi, or because of a change in control or management of Eidos or otherwise, would or might reasonably be expected to result in:

	(a)	any monies borrowed by, or any other indebtedness (actual or contingent) of any member of the Eidos Group being or becoming repayable or capable of being declared repayable immediately or prior to their or its stated repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

	(b)	the creation or enforcement of any mortgage, charge or other security interest over the whole of any part of the business, property or asset of any member of the Eidos Group or any such security (whenever arising or having arisen) becoming enforceable;

	(c)	any such arrangement, agreement, licence or instrument or the rights, liabilities, obligations or interests of any member of the Eidos Group under any such arrangement, agreement, licence or instrument (or any arrangement relating to any such right, liability, obligation, interest or business) being terminated or adversely modified or affected or any action being taken or any onerous obligation arising under any of them;

	(d)	any asset or interest of any member of the Eidos Group being or failing to be disposed of or charged or any right under which any such asset or interest could be required to be disposed of or charged other than as required for the purposes of normal trading;

	(e)	any member of the Eidos Group ceasing to be able to carry on business under any name under which it presently does so; or

	(f)	the financial or trading position or prospects of any member of the Eidos Group being adversely prejudiced or affected;

(8)	save as publicly announced, no member of the Eidos Group having since 30 June 2004:

	(a)	issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for issues to Eidos or wholly owned subsidiaries of Eidos or the issue of any Eidos Shares allotted upon the exercise of options so granted or redeemed, purchased or reduced any part of its share capital);

	(b)	recommended, declared, made or paid or proposed to recommend, declare, make or pay any bonus, dividend or other distribution whether payable in cash or otherwise (other than to Eidos or a wholly owned subsidiary of Eidos);

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	(c)	authorised, implemented, proposed or announced its intention to propose any merger, demerger, reconstruction, amalgamation, scheme, commitment or (as required for the purposes of normal trading) any acquisition or disposal or transfer of assets or shares;

	(d)	merged with any body corporate or acquired or disposed of or transferred (other than in the ordinary course of business) or mortgaged, charged or encumbered any asset or (other than required for the purposes of normal trading) any right, title or interest in any asset (including shares and trade investments) or entered into or varied any agreement, arrangement, contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a loss making, long term or onerous nature magnitude, or which involves or is likely to involve an obligation of such a nature or magnitude otherwise than as required for the purposes of normal trading;

	(e)	entered into or varied any contract, transaction or arrangement (other than as required for the purposes of normal trading) which would restrict the size and nature of the business of any member of the Eidos Group;

	(f)	issued, authorised or proposed, or announced an intention to authorise or propose the issue of any debenture or (save in the ordinary course of business and save for transaction with other members of the Eidos Group) incurred any indebtedness or contingent liability which results in the aggregate indebtedness of the Eidos Group being greater than as stated in the annual report and accounts of the Eidos Group for the financial year ended 30 June 2004;

	(g)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or reduced or made any other changes to any part of its loan notes or share capital;

	(h)	made or announced any proposal to make, any change or addition to any retirement death or disability benefit of or in respect of any of its directors, employers, former directors or former employees;

	(i)	granted any lease or third party rights in respect of any of the leasehold or freehold property owned or occupied by it or transferred or otherwise disposed of any such property;

	(j)	made, or announced any proposal or entered into any arrangements to make, any significant change to the rules of any Eidos Group employee share scheme or share plan or other incentive arrangement or to the terms on which any entitlement to receive benefits under any such scheme, plan or arrangement is exercisable or may be awarded or obtained;

	(k)	taken any corporate action or had any legal proceedings started against it for its winding up, dissolution or reorganisation or for the appointment or a receiver administrator, administrative receiver, trustee or similar office holder of all or part of its assets or revenues;

	(l)	been unable or admitted in writing that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

	(m)	entered into or varied the terms of any service agreement with any director of Eidos or with any senior executive of the Eidos Group;

	(n)	waived or compromised any claim; or

	(o)	entered into an agreement or legally binding commitment or passed any resolution with respect of any of the transactions, matters or events referred to above in this condition (8);

(9)	since 30 June 2004 and except as publicly announced or disclosed in writing to SCi before 22 March 2005:

	(a)	there having been no adverse change or deterioration in the business assets and without limitation there having been no material deterioration in the cash position of the Eidos Group or in the financial or trading position or profit or prospects of the Eidos Group;

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	(b)	there having been no litigation, arbitration proceedings, prosecution or other legal proceedings, to which any member of the Eidos Group is a party (whether as plaintiff or defendant or otherwise), which would or might reasonably be expected to have a material adverse effect on the Eidos Group taken as a whole and no such proceedings have been threatened against any member of the Eidos Group;

	(c)	no contingent or other liability having arisen in respect of any member of the Eidos Group which would or might reasonably be expected to have a material adverse effect on the Eidos Group taken as a whole; and

	(d)	there having been no receiver, administrative receiver or other encumbrancer appointed over any assets of any member of the Eidos Group or any analogous proceedings or steps having taken place under the laws of any jurisdiction and there having been no petition presented for the administration of any member of the Eidos Group or any equivalent proceedings or steps taken under the laws of any other jurisdiction, which might reasonably be expected to have a material adverse effect on the Eidos Group taken as a whole; and

(10)	SCi not having discovered:

	(a)	that any financial or business information concerning any member of the Eidos Group which is contained in the information publicly disclosed at any time by any member of the Eidos Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading which misrepresentation is material to the context of the Eidos Group take as a whole (save in respect of any matter which has been corrected by a subsequent public announcement made by Eidos in accordance with the Listing Rules prior to 22 March 2005);

	(b)	that any past or present member of the Eidos Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the disposal, discharge, spillage, leak, or emission which has occurred of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leak or emission would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Eidos Group to an extent which is material in the context of the Eidos Group taken as a whole; or

	(c)	that there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up property now or previously owned, occupied or made use of by any past or present member of the Eidos Group under environmental legislation, regulation, notice, circular or order or any relevant authority to an extent which is material in the context of the Eidos Group taken as a whole.

SCi reserves the right to waive in whole or in part all or any of conditions (4) to (10) inclusive. The Offer will lapse unless conditions (2) to (10) have been fulfilled or satisfied or (if capable of waiver) waived or, where appropriate, determined by SCi to be or to remain satisfied by 11.59 p.m. on (i) the later of the twenty-first day following the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances or (ii) such later date as SCi may, in accordance with the City Code or with the consent of the Panel, decide. SCi shall not be obliged to treat any condition as satisfied until the latest date for the fulfilment of all conditions referred to in the previous sentence.

SCi reserves the right to make such changes to the conditions to the Offer (including, without limitation, condition (1)) as would be necessary or appropriate in order to comply with Rule 9 of the City Code in the event that SCi is required to make an offer for Eidos Shares in accordance with such Rule.

All Eidos Shares to which the Offer relates will be acquired free from all liens, charges and encumbrances and together with all rights now or subsequently attaching to them, including the right to all dividends and other distributions (if any) declared, made or paid on or after 22 March 2005.

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The Offer will lapse if the proposed acquisition of Eidos by SCi is referred to the Competition Commission before the First Closing Date or the date on which it becomes or is declared unconditional as to acceptances, whichever is the later, or such later date as the Panel may agree with the effect that the Offer will cease to be capable of further acceptance and that Eidos Shareholders and SCi will then cease to be bound by prior acceptances.

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PART B: Further terms of the Offer

The following further terms apply to the Offer. Except when the context otherwise requires, references in Parts B, C and D of this Appendix I and in the Form of Acceptance: (i) to the “Offer’’ shall mean, separately, the Offer and any revision, variation or renewal thereof or extension thereto; (ii) to the “Offer becoming unconditional’’ shall include references to the Offer being declared unconditional; (iii) to the “Offer becoming or being declared unconditional’’ shall mean in relation to the Offer, the acceptance condition becoming or being declared satisfied, whether or not any other condition thereof remains to be fulfilled; and (iv) to the “acceptance condition’’ shall mean the condition set out in paragraph (1) of Part A of this Appendix I.

1.	Acceptance period
1.1	The Offer will initially be open for acceptance until 1.00 p.m. (London time) on the First Closing Date. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such lesser period as may be permitted by the Panel) from the date of the posting of any revised offer document to Eidos Shareholders. Except with the consent of the Panel, no revision of the Offer may be made after 4 June 2005 or, if later, the date falling 14 days prior to the last date of which the Offer can become unconditional.

1.2	The Offer, whether revised or not, shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight (London time) on 18 June 2005 (or any earlier time and/or date beyond which SCi has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) nor of being kept open for acceptance after that time and/or date unless it has previously become unconditional, provided that SCi reserves the right, with the permission of the Panel, to extend the Offer to a later time(s) and/or date(s). Except with the consent of the Panel, SCi may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received, or purchases of Eidos Shares made, after 1.00 p.m. (London time) on 18 June 2005 (or any earlier time and/or date beyond which SCi has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) and/or such later time(s) and/or date(s) as SCi may, with the permission of the Panel, decide. For the purposes of the acceptance condition, if the Offer is extended beyond midnight (London time) on 18 June 2005, acceptances received or relevant escrow transfers identified by the Receiving Agent and purchases made after 1.00 p.m. (London time) on the relevant date may (except where the City Code otherwise permits) only be taken into account with the consent of the Panel.

1.3	If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days’ notice will be given prior to the closing of the Offer to those Eidos Shareholders who have not accepted the Offer.

1.4	If a competitive situation arises after a “no increase’’ or “no extension’’ statement has been given by or on behalf of SCi in relation to the Offer (in each case as determined by the Panel), SCi may, if it specifically reserved the right to do so at the time such statement was made or otherwise with the consent of the Panel, withdraw such statement and be free to revise or extend the Offer if it complies with the requirements of the City Code and, in particular, if:

(A)	it announces such withdrawal as soon as possible and, in any event, within four business days after the announcement of the competing offer and it gives notice to Eidos Shareholders to that effect in writing as soon as practicable thereafter or, in the case of Eidos Shareholders with registered addresses outside the United Kingdom or whom SCi knows to be nominees, custodians or trustees holding Eidos Shares for such persons, by announcement in the United Kingdom; and

(B)	any Eidos Shareholders who accepted the Offer after the date of the “no extension’’ and/or “no increase’’ statement are given a right of withdrawal in accordance with paragraph 3.3 of this Part B.

SCi may choose not to be bound by the terms of a “no increase’’ or “no extension’’ statement if, having reserved the right to do so at the time such statement is made, it posts an increased or improved offer

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which is recommended for acceptance by the board of Eidos or in other circumstances permitted by the Panel.

1.5	For the purpose of determining at any particular time whether the acceptance condition has been satisfied, SCi shall not be bound (unless otherwise required by the Panel) to take into account any Eidos Shares which have been unconditionally allotted or issued before such time unless the Receiving Agent has received written notice, on behalf of SCi from Eidos or its agents, at the address given in paragraph 3.1 below of the relevant details of such allotment or issue before that time. Telex, e-mail, SMS-text message or facsimile transmission of such notice will not be sufficient.

2.	Announcements
2.1	By 8.00 a.m. (London time) on the business day (“the relevant day’’) following the day on which the Offer is due to expire or becomes unconditional or is revised or extended or such later time or date as the Panel may agree, SCi will make an appropriate announcement of the position to an authorised Regulatory Information Service. Such announcement will also state (unless otherwise permitted by the Panel) the total number of Eidos Shares and rights over Eidos Shares (as nearly as practicable):

(A)	for which acceptances of the Offer have been received;

(B)	acquired or agreed to be acquired by or on behalf of SCi or any persons deemed to be acting in concert with it for the purposes of the Offer during the Offer Period;

(C)	held prior to the Offer Period by or on behalf of SCi or any person acting in concert with it for the purposes of the Offer; and

(D)	for which acceptances of the Offer have been received from any person deemed to be acting in concert with SCi and will specify the percentage of the Eidos Shares to which the Offer relates represented by each of these figures. Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. (London time) on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Offer is then unconditional in which event the announcement may instead state that the Offer will remain open until further notice). In computing the number of Eidos Shares represented by acceptances and/or purchases, there may be included or excluded for announcement purposes, subject to paragraph 5.13 of this Part B, acceptances and purchases not complete in all respects, or which are subject to verification.

2.2	In this Appendix I, references to the making of an announcement by SCi include the release of an announcement to the press by public relations consultants or by KBC Peel Hunt on its behalf and the delivery by hand or telephone or facsimile or telex transmission or other electronic transmission of an announcement through an authorised Regulatory Information Service. An announcement made otherwise than through an authorised Regulatory Information Service will be notified simultaneously to an authorised Regulatory Information Service (unless otherwise agreed by the Panel).

3.	Rights of withdrawal
3.1	If SCi, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. (London time) on the relevant day (or such later time and/or date as the Panel may agree) with any of the other requirements specified in paragraph 2.1 of this Part B, an accepting Eidos Shareholder may (unless the Panel otherwise agrees) immediately thereafter withdraw his, her or its acceptance in respect of the Offer by written notice signed by such accepting Eidos Shareholder given, by post or (during normal business hours only) by hand, to Capita Registrars, Corporate Actions at PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH. Alternatively, in the case of Eidos Shares in uncertificated form, withdrawals can be effected in the manner set out in paragraph 3.6 of this Part B. Subject to paragraph 1.2 of this Part B, this right of withdrawal may be terminated not less than eight days after the relevant day by SCi confirming, if that be the case, that the Offer is still unconditional,

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and complying with the other requirements specified in paragraph 2.1 of this Part B. If any such confirmation is given, the first period of 14 days referred to in paragraph 1.3 of this Part B will run from the date of such confirmation and compliance.

3.2	If by 1.00 p.m. (London time) on 31 May 2005 (or such later time(s) and/or date(s) as the Panel may agree) the Offer has not become unconditional, an accepting Eidos Shareholder may withdraw his acceptance in respect of the Offer by written notice received by Capita Registrars on behalf of SCi, at the address referred to in paragraph 3.1 of this Part B (or, in the case of Eidos Shares held in uncertificated form, withdrawals can also be effected in the manner set out in paragraph 3.6 of this Part B), before the earlier of:

(A)	the time that the Offer becomes unconditional; and

(B)	the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1.2 of this Part B.

3.3	If a “no increase’’ statement or a “no extension’’ statement (in each case as construed by the Panel) has been withdrawn in accordance with paragraph 1.4 of this Part B, any Eidos Shareholder who has accepted the Offer after the date of such statement may withdraw his acceptance thereafter in the manner referred to in paragraph 3.1 of this Part B (or, in the case of Eidos Shares held in uncertificated form, withdrawals can also be effected in the manner set out in paragraph 3.6 of this Part B) not later than the eighth day after the date of posting of written notice of the withdrawal of such statement to the relevant Eidos Shareholders.

3.4	In this paragraph 3, “written notice’’ (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant Eidos Shareholder(s) or his, her or its agent(s), duly appointed in writing (evidence of whose appointment in a form satisfactory to SCi is produced with the notice). Telex, e-mail, SMS text message or facsimile transmission or copies thereof will not be sufficient to constitute written notice. No notice which is postmarked in or otherwise appears to SCi, its advisers or agents to be sent from the United States, Canada, Australia or Japan or a person resident in the United States, Canada, Australia or Japan will be treated as valid.

3.5	Except as provided in this paragraph 3, acceptances of the Offer shall be irrevocable.

3.6	In the case of Eidos Shares held in uncertificated form, if withdrawals are permitted pursuant to paragraph 3.1, 3.2 or 3.3 of this Part B, an accepting Eidos Shareholder may withdraw his, her or its acceptance through CREST by sending (or, if a CREST Sponsored Member, procuring that his, her or its CREST Sponsor sends) an ESA instruction to settle in CREST in relation to each Electronic Acceptance to be withdrawn. Each ESA instruction must, in order for it to be valid and settled, include the following details:

(i)	the number of Eidos Shares in respect of which the Electronic Acceptance is to be withdrawn;

(ii)	the member account ID of the accepting Eidos Shareholder together with his, her or its participant ID;

(iii)	the member account ID of the Escrow Agent from which the acceptance should be removed, together with the Escrow Agent’s participant ID (which is: RA10);

(iv)	the CREST Transaction ID of the Electronic Acceptance to be withdrawn to be inserted in the shared note field;

(v)	the corporate action ISIN number for the Eidos Shares which is GB0009348979;

(vi)	the corporate action ISIN number for the Offer, which is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;

(vii)	the intended settlement date for the withdrawal; and

(viii)	input with standard delivery instruction priority of 80.

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Any such withdrawal will be conditional upon the Receiving Agent verifying that the withdrawal request is validly made. Accordingly, the Receiving Agent will on behalf of SCi reject or accept a withdrawal by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

4.	Revision of the Offer
4.1	Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or form or mix of the consideration offered) and such revision represents on the date on which such revision is announced (on such basis as KBC Peel Hunt may consider appropriate) an improvement (or no diminution) in the value of the consideration under the Offer as so revised compared with the consideration previously offered, the benefit of the revised Offer will, subject as provided in this paragraph 4 and in paragraph 6, be made available to Eidos Shareholders who have prior to such revision accepted the Offer (and not validly withdrawn such acceptance) in its original or any previously revised form(s) (hereinafter called “previous acceptors’’). The acceptance by or on behalf of a previous acceptor of the Offer (in its original or any previously revised form(s)) shall, subject as provided in this paragraph 4 and in paragraph 6, be deemed to constitute an acceptance of the Offer as revised in respect of the Eidos Shares comprised or deemed to be comprised in the original or any previously revised acceptance and, subject as aforesaid, be deemed to constitute the separate irrevocable appointment of SCi and/or KBC Peel Hunt and/or any director of SCi and/or any director of KBC Peel Hunt as his, her, its on their attorney and agent with authority to accept any such revised Offer on behalf of the previous acceptor and to make such election for and accept such alternative form of consideration or any combination thereof (to the extent combinations are permissible) as such attorney and agent in his, her, its or their absolute discretion thinks fit and to execute on behalf of and in the name of such previous acceptor all such further documents (if any) as may be required to give effect to such acceptances and/ or elections. In making any such acceptance and/or election, such attorney and agent shall take into account the nature of any previous acceptances and/or elections made by previous acceptors and such other factors or matters as he, she, it or they may reasonably consider relevant.

4.2	Although no such revision is envisaged and notwithstanding paragraph 4.1, if any revised Offer provides for Eidos Shareholders who accept it to elect for (or accept or elect for) alternative forms of consideration (including, without limitation, consideration either in cash or in shares or other securities including loan notes of SCi or any combination thereof) the acceptance by or on behalf of a previous acceptor of the Offer and/or an election by or on behalf of a previous acceptor under any alternative (in each case in its original or any previously revised form(s)) shall, subject as provided in paragraphs 4.3, 4.4 and 4.5, constitute separate irrevocable authorities to SCi and/or KBC Peel Hunt and/or any director of SCi and/or any director of KBC Peel Hunt as his, her, its or their attorney and/or agent to make elections for and/or accept or elect for such alternative forms of consideration on his, her, its or their behalf as such attorney and/or agent in his, her, its or their absolute discretion thinks fit and to take such steps as are necessary to give effect to such acceptances and/or elections. In making any such election and/or acceptance such attorney and/or agent shall take into account the nature of any previous acceptances and/or elections made by or on behalf of the previous acceptor and such other facts or matters as he, she, it or they may reasonably consider relevant.

4.3	Any acceptance or election pursuant to the authorities conferred by paragraphs 4.1 and 4.2 shall be conditional on SCi or KBC Peel Hunt or a director of SCi or a director of KBC Peel Hunt exercising the authority conferred by those paragraphs so as to ensure that, to the extent available under the terms of the revised Offer, all such steps are taken on behalf of each previous acceptor so as to ensure that he, she, it or they receive not less than he, she, it or they would have received in cash as a result of his, her, its or their acceptance of the Offer in the form in which it was originally accepted or elected for by him, her, it or them or on his, her, its or their behalf.

4.4	The deemed acceptances or elections referred to in paragraph 4.1 and 4.2 of this Part B shall not apply, and the powers of attorney and authority conferred by those paragraphs shall be ineffective, to the extent that a previous acceptor:

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(A)	in respect of Eidos Shares in certificated form, lodges with the Receiving Agent, within 14 days of the posting of the document containing the revised Offer and/or any revised other alternative, a Form of Acceptance in which he validly elects to receive the consideration receivable by him in under such revised Offer in some other manner than that set out in the original acceptance; or

(B)	in respect of Eidos Shares in uncertificated form, sends (or, if a CREST Sponsored Member, procures that his CREST Sponsor sends) an ESA Instruction to settle in CREST in relation to each Electronic Acceptance in respect of which an election is to be varied. Each ESA Instruction must, in order to for it to be valid and settled, include the following details:

	(i)	the number of Eidos Shares in respect of which the changed election is made, together with their ISIN number (which is GB0009348979);

	(ii)	the member account ID of the previous acceptor, together with his, her or its participant ID;

	(iii)	the member account ID of the Escrow Agent included in the relevant Electronic Acceptance (which is SCIEID01), together with the Escrow Agent’s participant ID (which is RA10);

	(iv)	the transaction ID of the Electronic Acceptance in which the election is to be changed to be inserted at the beginning of the shared note field;

	(v)	the intended settlement date for the changed election;

	(vi)	the corporate action number for the Offer which is allocated by CRESTCo and can be found by viewing the relevant corporate action details of CREST;

	(vii)	input with standard delivery instruction priority of 80

and, in order that the change of election can be effected, must include the member account ID of the Escrow Agent in relation to the new election.

Any such change of election will be conditional upon the Receiving Agent verifying the request is validly made. Accordingly, the Receiving Agent will on behalf of SCi reject or accept the requested change of election by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

4.5	The powers of attorney, and authority and agency conferred by this paragraph 4 and any acceptance of a revised Offer and/or other election pursuant to any of the foregoing shall be irrevocable unless and until the previous acceptor becomes entitled to withdraw his, her, its or their acceptance under paragraph 3 of this Part B and duly does so.

4.6	SCi reserves the right to treat an executed Form of Acceptance or TTE instruction relating to the Offer (in its original or in any previously revised form(s)) which is received after the announcement or issue of the Offer in any revised form, as a valid acceptance in respect of the revised Offer and/or (where applicable) a valid election in relation to any of the forms of consideration referred to in paragraphs 4.1 and 4.2, as the case may be, and such acceptance and/or election shall constitute an authority and request in the form of paragraphs 4.1 and 4.2 mutatis mutandis on behalf of the relevant Eidos Shareholders.

5.	General
5.1	Except with the consent of the Panel, the Offer will lapse unless all the conditions relating to the Offer have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by SCi in its reasonable opinion to be or have been or remain satisfied, by the later of (i) midnight (London time) on 31 May 2005; (ii) midnight (London time) on the date which is 21 days after the date on which the Offer becomes unconditional as to acceptances; and (iii) such date as SCi may, with the consent of the Panel, decide. If the Offer lapses for any reason, the Offer will cease to be capable of further acceptance and SCi, Eidos Shareholders and KBC Peel Hunt will cease to be bound by prior acceptances.

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5.2	The Offer will lapse if the acquisition of Eidos is referred to the Competition Commission before 1.00 p.m. (London time) on the First Closing Date or the date when the Offer becomes unconditional, whichever is the later or such later date as the Panel may agree.

5.3	If sufficient acceptances are received, SCi intends to apply the provisions of sections 428 to 430F (inclusive) of the Act to acquire compulsorily any outstanding Eidos Shares to which the Offer relates.

5.4	All communications, notices, share certificates, documents of title, other documents and remittances to be delivered by or sent to or from Eidos Shareholders (or their designated agent(s)) will be delivered or sent at their own risk.

5.5	The expression “Offer Period’’ when used in this document means, in relation to the Offer, the period commencing on 3 August 2004 and ending at whichever of the following times shall be the latest:

(A)	1.00 p.m. (London time) on 10 May 2005;

(B)	the date on which the Offer lapses; and

(C)	the date on which the Offer becomes or is declared unconditional as to acceptances.

5.6	All references in this document and in the Forms of Acceptance to 10 May 2005 or the First Closing Date shall (except in paragraphs 1.1 and 5.5 and where the context otherwise requires), if the expiry date of the Offer is extended, be deemed to refer to the expiry date of the Offer as so extended.

5.7	Except with the consent of the Panel, settlement of the consideration to which any Eidos Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which SCi may otherwise be, or claim to be, entitled as against such Eidos Shareholder and will be posted or settled promptly, but in any event within 14 days of the date on which the Offer becomes unconditional in all respects or with respect to valid and complete acceptances received after the Offer becomes unconditional in all respects promptly, but in any event within 14 days of receipt of a valid and complete acceptance.

5.8	The instructions, terms, authorities and provisions contained in or deemed to be incorporated in the Forms of Acceptance constitute part of the terms of the Offer to which such Form of Acceptance relates. Words and expressions defined in this document shall have the same meanings when used in the Form of Acceptance, unless the context otherwise requires.

5.9	The Offer and all contracts arising from acceptances thereof and all elections for, under or pursuant to the Offer and the Form of Acceptance and all actions taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a Eidos Shareholder of a Form of Acceptance constitutes his, her, its or their submission, in relation to all matters arising out of or in connection with the Offer or any Form of Acceptance, to the non-exclusive jurisdiction of the courts of England and his, her, its or their agreement that nothing shall limit the right of SCi or KBC Peel Hunt to bring any action, suit or proceeding arising out of or in connection with the Offer on any Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

5.10	The Offer is made at 11.59 p.m. (London time) on 19 April 2005 and is capable of acceptance from that time. The Offer is being made by means of this document and by means of an advertisement to be inserted in the Financial Times (UK Edition).

5.11	Any accidental omission to despatch this document and/or the Forms of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person.

5.12	Without prejudice to any other provision in this Part B, SCi and KBC Peel Hunt reserve the right to treat acceptances of the Offer as valid if received by or on behalf of them at any place or places otherwise than as stated herein or in the Form of Acceptance.

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5.13	Notwithstanding the right reserved by SCi to treat an acceptance of the Offer as valid (even though, in the case of Eidos Shares held in certificated form, the relevant Form of Acceptance is not entirely in order or not accompanied by the relevant share certificate(s) and/or other documents(s) of title), except as otherwise agreed by the Panel:

(A)	an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it;

(B)	a purchase of Eidos Shares by SCi or its wholly owned subsidiaries or its nominee(s) (and, if SCi is required to make an offer or offers under Rule 9 of the City Code, by a person acting in concert with SCi for the purpose of such offer or its nominee(s)) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it; and

(C)	the Offer will not become unconditional unless the Receiving Agent has issued a certificate to SCi and/or KBC Peel Hunt stating the number of Eidos Shares in respect of which acceptances which have been received and the number of Eidos Shares otherwise acquired by SCi (whether before or during the Offer Period) which comply with the provisions of the City Code referred to in this paragraph 5.13. Copies of such certificate will be sent to the Panel as soon as possible after it is issued.

5.14	No acknowledgement of receipt of any Form of Acceptance or Electronic Acceptance, remittances, share and bond certificate(s) and/or other document(s) of title will be given.

5.15	All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Eidos Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 except in the circumstances when the donor of such power of attorney or authority is entitled to withdraw his acceptance in accordance with paragraph 3 above and duly does so or except as specified in paragraph 4.4 above.

5.16	All references in this document to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

5.17	Due completion of a Form of Acceptance or an Electronic Acceptance will constitute an instruction to SCi, on the Offer becoming or being declared unconditional in all respects, that all mandates and other instructions or notices recorded in Eidos’s records immediately prior to the Offer becoming so unconditional will, unless and until revoked or varied, continue in full force in relation to SCi Offer Shares allotted or issued to the relevant Eidos Shareholders pursuant to the Offer.

5.18	To the extent that any Eidos Shares are held by a person (other than a person who falls within paragraph 6 of Part B of this Appendix I) whose receipt of SCi Offer Shares pursuant to a valid acceptance of the Offer would be in contravention of applicable law, such person may request SCi in writing to allot any Offer Shares to which it would otherwise become entitled to some other person. SCi shall be under no obligation to comply with such a request but will consider it sympathetically.

5.19	Eidos Shares which are the subject to the Offer will be acquired by SCi fully paid and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption and other third party rights and interests of any nature whatsoever and together with all rights attaching thereto, including the right to receive in full all dividends and other distributions (if any) declared, paid or made on or after 22 March 2005.

5.20	For the purposes of this document the time of receipt of a TTE instruction, an ESA Instruction or an Electronic Acceptance shall be the time at which the relevant instruction settles in CREST.

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6.	Overseas Shareholders
6.1	The Offer is not being made directly or indirectly in or into, or by use of the mails or any other means of instrumentality (including, without limitation, fax, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facilities or from within the USA, Canada, Australia or Japan.

6.2	The Offer Shares have not been, nor will they be, registered under the United States Securities Act of 1933 (as amended) or under the securities laws of any jurisdiction of the United States nor under any of the relevant securities laws of Canada, Australia or Japan. The Offer Shares may not be offered, sold or delivered, directly or indirectly, in the United States, Canada, Australia or Japan (unless an applicable exemption from such Act or such law is available).

6.3	Copies of this document, the Form of Acceptance and any related documents are not being, and must not be, mailed or distributed or sent in, into or from the United States, Canada, Australia or Japan, including to Eidos Shareholders with registered addresses in the United States, Canada, Australia or Japan. Persons receiving such documents (including, without limitation, custodians, trustees and nominees) should not distribute or send them in, into or from the United States, Canada, Japan or Australia or use such mails or any such means, instrumentality or facility for any purpose, directly or indirectly, in connection with the Offer, and so doing may affect the validity of any related purported acceptance of the Offer. Persons wishing to accept the Offer should not use such mails or any such means, instrumentality or facility for any purpose, directly or indirectly, related to acceptance of the Offer. Envelopes containing a Form of Acceptance, evidence of title or other documents relating to the Offer should not be postmarked in the United States, Canada, Japan or Australia or otherwise despatched from the United States, Canada, Japan or Australia. All persons accepting the Offer must provide addresses outside the United States, Canada, Japan or Australia for the receipt of any Offer Shares and/or for the remittance of cash, or for the return of Forms of Acceptance, share certificate(s) and/or other document(s) of title.

SCi and KBC Peel Hunt reserve the right to treat any acceptance of the Offer as invalid if SCi, KBC Peel Hunt or any of their agents has reason to believe that such acceptance or such election, or any matter relating to such acceptance or election, may involve or has involved or give rise to or has given rise to a contravention of any applicable overseas securities or other laws. In particular (without limitation), an Eidos Shareholder will be deemed NOT to have accepted the Offer (unless, in any particular case, SCi in its absolute discretion decides otherwise) if:

(i)	he puts “No” in Box 4 of the Form of Acceptance (so, as a result, he does not give the warranties set out in paragraph 1.2 of Part C of this Appendix concerning various matters in relation to jurisdictions outside the United Kingdom and the laws of such jurisdictions);

(ii)	having completed Box 3 of the Form of Acceptance with an address in the United States, Canada, Japan or Australia or, having a registered address in the United States, Canada, Japan or Australia, he does not insert in Box 5 the name and address of a person or agent outside the United States, Canada, Japan or Australia to whom he wishes the consideration to which he is entitled under the Offer to be sent;

(iii)	he inserts in Box 5 of the Form of Acceptance the name and address of a person or agent in the United States, Canada, Japan or Australia;

(iv)	the Form of Acceptance is received from him in an envelope postmarked in, or which otherwise appears to SCi or its agents to have been sent from, the United States, Canada, Japan or Australia; or

(v)	in respect of Eidos Shares in uncertificated form he makes a Restricted Escrow Transfer (as defined in paragraph 6.6(a) below) pursuant to paragraph 6.6 below.

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6.4	SCi reserves the right, in its sole discretion, to investigate, in relation to any acceptance or election, whether the warranties set out in paragraph 1.2 of Part C of this Appendix concerning various matters in relation to jurisdictions outside the United Kingdom and the laws of such jurisdictions could have been given, pursuant to such acceptance, correctly by the relevant Eidos Shareholder. If such investigation is undertaken and, as a result, SCi cannot satisfy itself (for any reason) that such warranties were or could have been given correctly, SCi reserves the right to deem that such Eidos Shareholder failed to give such warranties and, consequently, did not validly accept the Offer or validly make the relevant election.

6.5	The provisions of this paragraph and/or any other terms of the Offer relating to overseas Eidos Shareholders may be waived, varied or modified in any respect as regards any specific Eidos Shareholder or on a general basis by SCi in its absolute discretion. In particular (without limitation) SCi reserves the right (at its absolute discretion and without any obligation to do so) to treat as valid any acceptance from (and any election by) any person who does not give, or is or would be unable to give, the warranties set out in paragraph 1.2 of Part C of this Appendix (whether pursuant to or in connection with the Offer or the application to the Offer of the provisions of Part XIIIA of the Companies Act relating to takeover offers). In the event of any acceptance from (and any election by) any person being treated as valid, or in the event of SCi acquiring Eidos Shares pursuant to such Part of the Companies Act from a person whom SCi believes is or would be unable to give such warranties, such person shall be deemed to have given an authority to SCi and/or KBC Peel Hunt and/or their respective agents, as agent of such person in respect of the Offer Shares to which such person becomes entitled under the Offer or under such Part of the Companies Act as a result of the Offer:

(i)	to sell such Offer Shares on behalf of such person in the market within 14 days of their allotment (whether alone or as part of a larger transaction involving other Offer Shares);

(ii)	to receive any share certificates(s) and/or document(s) of title in respect of such allotment and to execute (an) instrument(s) of transfer in respect of the sale of such Offer Shares and/or (as applicable) to take all appropriate steps for the interim holding of such shares in uncertificated form and/or the transfer of such shares in uncertificated form through CREST pursuant to the sale of such Offer Shares; and

(iii)	to remit the net proceeds of such sale (after deducting from the gross proceeds the expenses of sale) as soon as reasonably practicable to the person or agent whose name and address are set out in the relevant Box of the Form of Acceptance or, if none is set out, to the sole or first-named holder at his/her registered address.

6.6	If an Eidos Shareholder holding Eidos Shares in uncertificated form is unable to give the warranties set out in paragraph 1.2 of Part D of this Appendix I, but nevertheless can produce evidence satisfactory to the Offeror that he is able to accept the Offer in compliance with all legal and regulatory requirements, he may only purport to accept the Offer by sending (or if a CREST Sponsored Member, procuring that his CREST Sponsor sends) a TTE instruction to a designated escrow balance detailed below (a “Restricted Escrow Transfer”).

6.7	Such purported acceptance will not be treated as a valid acceptance unless the Restricted Escrow Transfer settles in CREST and the Offeror decides in its absolute discretion to exercise its right described in paragraph 6.5 of this Part B of Appendix I to waive, vary or modify the terms of the Offer related to overseas Eidos Shareholders to the extent required to permit such acceptance to be made in each case during the acceptance period set out in paragraph 1 of this Part B of this Appendix I. If the Offeror decides to permit such acceptance to be made, Capita Registrars will on behalf of the Offeror accept the purported acceptance as an Electronic Acceptance on the terms of this document as so waived, varied or modified by transmitting in CREST a receiving agent accept (AEAN) message. Otherwise, Capita Registrars will on behalf of the Offeror reject the purported acceptance by transmitting in CREST a receiving agent reject (AEAD) message. Each Restricted Escrow Transfer must, in order for it to be valid and settle, include the following details:

(a)	the corporate action ISIN number of Eidos which is GB0009348979;

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(b)	the number of Eidos Shares in uncertificated form in respect of which you wish to accept the Offer (i.e. the number of Eidos Shares in uncertificated form to be transferred to an escrow balance);

(c)	your participant ID;

(d)	your member account ID;

(e)	the Participant ID of the Escrow Agent, this is RA10;

(f)	the member account ID of the Escrow Agent specific to a Restricted Escrow Transfer, this is RESTRICT;

(g)	the intended settlement date. This should be as soon as possible and in any event not later than 1.00 p.m. on 10 May 2005;

(h)	the corporate action number for the Offer which is allocated by CRESTCo and can be found by reviewing the relevant Corporate Action details in CREST;

(i)	input with standard delivery instruction priority of 80; and

(j)	contact name and telephone number inserted in the shared note field.

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PART C: Form of Acceptance

Each Eidos Shareholder by whom, or on whose behalf, a Form of Acceptance is executed, irrevocably undertakes, represents, warrants and agrees to and with SCi and KBC Peel Hunt (so as to bind him or her, it or them and his, her, its or their personal representatives, heirs, successors and assigns) to the following effect:

1.1	that, subject to paragraph 6 of Part B of this Appendix I, the execution of a Form of Acceptance shall constitute:

	(A)	an acceptance or deemed acceptance of the Offer in respect of the number of Eidos Shares in certificated form inserted, or deemed to be inserted, in Box 1;

	(B)	if Box 1 is left blank or a greater number than such Eidos Shareholder’s registered holding appears in Box 1, an acceptance by the Eidos Shareholder of the Offer in respect of the total number of Eidos Shares in certificated form registered in his, her or its name in each case;

	(C)	an authority to SCi or KBC Peel Hunt or either of their agents to execute any further documents and give any further assurances which may be required in connection with any of the foregoing and an undertaking to execute any further documents and give any further assurances which may be required to enable SCi to obtain the full benefit of this Part C and/or to perfect any of the authorities expressed to be given hereunder;

in each case on and subject to the terms and conditions set out or referred to in this document and in the Form of Acceptance and that, subject only to the rights of withdrawal set out or referred to in paragraph 3 of Part B of Appendix I of this document, each such acceptance shall be irrevocable provided that if (i) no Boxes are completed or (ii) the total number of Eidos Shares inserted in Box 1 is greater than the number of Eidos Shares registered in the name of the relevant accepting Eidos Shareholder or (iii) (save as contemplated above) the acceptance is otherwise completed incorrectly, but the Form of Acceptance is signed, it will be deemed to be an acceptance of the Offer in respect of all the Eidos Shares in certificated form registered in the name of the acceptor;

1.2	unless “NO” is inserted in Box 4 of the Form of Acceptance:

	(A)	he has not received or sent copies of this document, the Form of Acceptance, the Prospectus or any related offering documents in, into or from the United States, Canada, Australia or Japan;

	(B)	he has not otherwise utilised in connection with the Offer, directly or indirectly, the mails of or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan;

	(C)	he was outside the United States, Canada, Australia and Japan when the Form of Acceptance was delivered to him and at the time of accepting the Offer;

	(D)	in respect of the Eidos Shares referred to at paragraph 1.1 above, he is not an agent or a fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within the United States, Canada, Australia or Japan;

	(E)	he is not acquiring the Offer Shares for purposes of resale directly or indirectly to a person within the United States; and

	(F)	the Form of Acceptance has not been mailed or otherwise sent in, into or from the United States, Canada, Australia or Japan or signed in the United States, Canada, Australia or Japan;

1.3	that the Eidos Shares in certificated form in respect of which the Offer is accepted or deemed to be accepted are sold with full title guarantee and free from all liens, equities, charges, encumbrances, rights of pre-emption and other interests and together with all rights attaching thereto, including the right to receive and retain all dividends and other distributions, declared, made or paid on or after 22 March 2005;

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1.4	that the execution of the Forms of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Eidos Shareholder not having validly withdrawn his, her, its or their acceptance, the irrevocable appointment of each of SCi and KBC Peel Hunt and any of their respective directors and/or agents as such Eidos Shareholder’s attorney and/or agent and an irrevocable instruction to the attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent in relation to the Eidos Shares referred to in paragraph 1.1 of this Part C in favour of SCi or such other person or persons as SCi or its agents may direct and to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney and/or agent together with the certificate(s) and/or other document(s) of title relating to such Eidos Shares in certificated form for registration within six months of the Offer becoming unconditional in all respects and to complete, execute and do all such other documents, acts and things as may in the opinion of the attorney and/or agent be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer pursuant to the Form of Acceptance and to vest in SCi or its nominee(s) the Eidos Shares as aforesaid and to procure the delivery of a definitive certificate and/or such other document(s) of title for such Eidos Shares to KBC Peel Hunt or as it may direct;

1.5	that in relation to Eidos Shares in certificated form, the execution of the Forms of Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to an accepting Eidos Shareholder not having validly withdrawn his, her or its acceptance, separate irrevocable authorities and requests:

	(A)	to Eidos or its agents to procure the registration of the transfer of those Eidos Shares pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to SCi or as it may direct;

	(B)	subject to the provisions of paragraph 6 of Part B of this Appendix I, to SCi or its agents to procure that such Eidos Shareholder’s name is entered on the register of SCi in respect of any Offer Shares to which such Eidos Shareholder becomes entitled on acceptance of the Offer (subject to SCi’s Articles of Association);

	(C)	to SCi or its agents or to KBC Peel Hunt or its agents to procure the dispatch by first class post or air mail (or by such other method as may be approved by the Panel) of a certificate to which an accepting Eidos Shareholder is entitled and/or documents of title for any Offer Shares to which an accepting Eidos Shareholder is entitled, at the risk of such shareholder, to the person or agent whose name and address outside the United States, Canada, Australia or Japan is set out in the relevant Box of the Form of Acceptance or, if no such address is set out as otherwise determined by SCi;

	(D)	to SCi or its agents to record and act upon any instructions (unless and until revoked) with regard to notices or dividend mandates which have been recorded in the records of Eidos in respect of such Eidos Shareholder’s holding(s) of Eidos Shares as if such mandates had been given in respect of its holding of Offer Shares;

1.6	that the execution of the Form of Acceptance and its delivery constitutes a separate authority to SCi and KBC Peel Hunt and any director of SCi or KBC Peel Hunt and/ or their respective agents within the terms of paragraphs 4 and 6 of Part B of this Appendix I;

1.7	that, subject to the Offer becoming unconditional in all respects (or if the Offer will become unconditional in all respects (other than in respect of the condition in paragraph (3) of Part A of this Appendix I) or lapse immediately upon the outcome of the resolution in question or in such other circumstances as SCi may request and the Panel may permit) and pending registration, the execution of a Form of Acceptance in respect of the Eidos Shares in certificated form comprised or deemed to be comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

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	(A)	entitles SCi or its agents to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Eidos or of any class of its shareholders) attaching to any such Eidos Shares;

	(B)	constitutes an authority to Eidos or its agents from such Eidos Shareholder to send any notice, warrant, document or other communication which may be required to be sent to him, her, it or them as a member(s) of Eidos to SCi at its registered office;

	(C)	constitutes the irrevocable appointment of any director of SCi or of KBC Peel Hunt to sign such documents and do such things as may in the opinion of such attorney seem necessary or desirable or expedient in connection with the exercise of any votes or other rights or privileges attaching to the Eidos Shares comprised within the acceptance held by such Eidos Shareholder, including, without limitation, to sign any consent to short notice of a general meeting or a meeting of any class of its shareholders on his, her, it or their behalf and/or to attend and/or execute a form of proxy in respect of such Eidos Shares appointing any person nominated by SCi to attend general meetings and separate class meetings of Eidos or its members (or any of them) and any adjournment thereof and to exercise the votes attaching to such Eidos Shares on his, her, it or their behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding conditions of the Offer; and

	(D)	constitutes the agreement of such Eidos Shareholder not to exercise any of such rights without the consent of SCi and the irrevocable undertaking of such Eidos Shareholder not to appoint a proxy or representative (other than SCi or any person representing them) to attend any such general meeting or separate class meeting;

provided that this authority will cease to be valid if the acceptance is validly withdrawn;

1.8	that he, she, it or they will deliver in the manner specified to the Receiving Agent at the address referred to in paragraph 3.1 of Part B of this Appendix I, his, her or its share certificate(s) and/or other document(s) of title in respect of all Eidos Shares in certificated form referred to in paragraph 1.1 of this Part C or an indemnity acceptable to SCi in lieu thereof, as soon as possible and in any event within six months of the Offer becoming or being declared unconditional in all respects and will execute any further documents, do such acts and give any further assurances that may be required in connection with his, her or its acceptance of the Offer in respect of the Eidos Shares so referred to;

1.9	that, if he, she or it accepts the Offer and does not validly withdraw such acceptance, he, she or it will do all such acts and things as shall be necessary or expedient to vest in SCi or its nominee(s) or such other persons as it may decide the Eidos Shares in certificated form referred to in paragraph 1.1 above and will do all such acts and things as may be necessary or expedient to enable the Receiving Agent to perform its functions as escrow agent for the purposes of the Offer;

1.10	that the execution of the Form of Acceptance constitutes an irrevocable authority and request, if the Offer does not become unconditional in all respects, to SCi or its agents to return this Form of Acceptance and the relevant share certificate(s) and/or other document(s) of title delivered with or in connection with such Form of Acceptance by ordinary post within 14 days after the Offer has lapsed, at the risk of such shareholder to the person or agent whose name and address are set out in Box 5 of the Form of Acceptance or, if none is set out, to the sole or first named holder at his/her registered address;

1.11	that he, she or it agrees to ratify each and every act which may be done or effected by SCi or KBC Peel Hunt or any director of SCi or any director of KBC Peel Hunt or their respective agents or Eidos or its agents, as the case may be, in the exercise of any of its or his, her or its powers and/or authorities granted by him, her or it hereunder;

1.12	that the deemed acceptances, elections and authorities referred to in such paragraph shall, subject to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, be irrevocable;

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1.13	that the execution of the Form of Acceptance constitutes his, her, its or their submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England;

1.14	that he, she, it or they acknowledge(s) that KBC Peel Hunt (save to the extent required by any regulations) does not and will not have any duties or responsibilities towards him, her, it or them comparable or similar to those imposed by the FSA’s Conduct of Business best execution rules requiring best execution and suitability and that in respect of the Offer, he, she, it or they is/are not and will not be a customer of KBC Peel Hunt;

1.15	that if any provision of Part B of this Appendix I, or this Part C, shall be unenforceable or invalid or shall not operate so as to afford SCi or KBC Peel Hunt and/or their respective directors and agents the full benefit of the powers of attorney and authorities expressed to be given therein, he, she, it or they shall with all practicable speed do all such acts and things and execute all such documents that may be required or desirable to enable SCi and/or KBC Peel Hunt and/or any director and/or agent of either of them to secure the full benefits of Part B and this Part C; and

1.14	that, on execution, the Form of Acceptance shall take effect as a deed.

2.	References in this Part C to an Eidos Shareholder shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

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PART D Electronic acceptances
Each Eidos Shareholder by whom, or on whose behalf, an Electronic Acceptance is made irrevocably undertakes, represents, warrants and agrees to and with SCi, KBC Peel Hunt and Capita (so as to bind him or her, it or them and his, her, its or their personal representatives, heirs, successors and assigns) to the following effect:

1.1

that, subject to paragraph 6 of Part B of this Appendix I, the Electronic Acceptance shall constitute an acceptance or deemed acceptance of the Offer in respect of the number of Eidos Shares in uncertificated form to which the relevant TTE instruction relates on or subject to the terms and conditions set out or referred to in this document and that, subject only to the rights of withdrawal set out or referred to in paragraph 3 of Part B of this Appendix I, each such acceptance shall be irrevocable;

1.2	that such Eidos Shareholder (i) has not received or sent copies of this document, the Form of Acceptance, the Prospectus or any related offering documents, in, into or from the United States, Canada, Australia or Japan and has not otherwise utilised in connection with the Offer, directly or indirectly, the mails of or any means of instrumentality (including, without limitation, facsimile transmission, email, telex and telephone) of interstate or foreign commerce of, or any other facilities of a national securities exchange of, the United States, Canada, Australia or Japan (ii) was outside the United States at the time of the input and settlement of the relevant TTE instruction(s) and is accepting the Offer from outside the United States, Canada, Australia and Japan (iii) has not sent (or procured the sending of) a TTE Instruction from the United States, Canada, Australia or Japan (iv) is not, in respect of the Eidos Shares referred to at paragraph 1.1 above, an agent or a fiduciary acting on a non-discretionary basis for a principal who has given instructions with respect to the Offer from within the United States, Canada, Australia or Japan (v) is not acquiring Offer Shares for purposes of resale directly or indirectly to a person within the United States and (vi) if such Eidos Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom, he has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and he has not taken or omitted to take any action which will or may result in SCi, KBC Peel Hunt or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer;

1.3	that the Eidos Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, equities, charges, encumbrances and other interests and together with all rights attached thereto, including the right to receive all dividends and other distributions, declared, made or paid after 22 March 2005;

1.4	that the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Eidos Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of SCi and/or KBC Peel Hunt as such Eidos Shareholder’s attorney and/or agent and an irrevocable instruction to the attorney and/or agent to do all such acts and things as may in the opinion of such an attorney and/or agent be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and to vest in SCi or its nominee the Eidos Shares as aforesaid;

1.5	that the Electronic Acceptance constitutes the irrevocable appointment of the Escrow Agent as such Eidos Shareholder’s attorney and an irrevocable instruction and authority to the attorney (i) subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Eidos Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as SCi or its agents may direct) by means of CREST all or any of the Eidos Shares in uncertificated form (but not exceeding the number of Eidos Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted) and (ii) if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding fourteen days of the lapsing of the Offer), to transfer all such Eidos Shares to the original available balance of the accepting Eidos Shareholder;

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1.6	that the Electronic Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to an accepting Eidos Shareholder not having validly withdrawn his, her or its acceptance, separate irrevocable authorities and requests:

	(A)	to SCi or its agents to issue any Offer Shares to which such shareholder is entitled in uncertificated form, provided that (i) SCi may (if, for any reason, it wishes to do so) determine that all or any of such Offer Shares shall be issued in certificated form and (ii) if the Eidos Shareholder concerned is a CREST member whose registered address is in the United States, Canada, Australia or Japan any Offer Shares to which such shareholder is entitled shall be issued in certificated form, and at the risk of such shareholder, any relevant share certificate(s) shall be despatched to the first named holder at an address outside the United States, Canada, Australia or Japan stipulated by such holder or as otherwise determined by SCi;

	(B)	subject to the provisions of paragraph 6 of Part B of this Appendix, to SCi or its agents to procure that the name of such Eidos Shareholder is entered on the register of members of SCi in respect of any Offer Shares to which such Eidos Shareholder may become entitled under the Offer, subject to the terms of the memorandum and articles of association of SCi;

	(C)	to SCi or its agents, to record and act upon any instructions with regard to notices or dividend mandates which have been recorded in the records of Eidos in respect of such Eidos Shareholder’s holding(s) of Eidos Shares as if such mandates had been given in respect of its holding of Offer Shares;

1.7	the Electronic Acceptance constitutes an authority to any director of SCi or KBC Peel Hunt and/or their respective agents within the terms of paragraphs 4 and 6 of Part B of this Appendix;

1.8	that, subject to the Offer becoming or being declared unconditional in all respects (or if the Offer will become unconditional in all respects (other than in respect of the condition in paragraph (3) of Part A of this Appendix I) or lapse immediately upon the outcome of the resolution in question or in such other circumstances as SCi may request (and the Panel may permit)) and pending registration, an Electronic Acceptance in respect of the Eidos Shares comprised or deemed to be comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(A)	entitles SCi or its agents to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Eidos or any class of its shareholders) attaching to any such Eidos Shares;

(B)	constitutes an authority to Eidos or its agents from such Eidos Shareholder to send any notice, document or other communication which may be required to be sent to him, her or it as a member of Eidos (including any share certificate(s) or other document(s) or title issued as a result of a conversion of such Eidos Shares into certificated form) to SCi at its registered office;

(C)	constitutes the irrevocable appointment of any director of SCi or to any director of KBC Peel Hunt to sign such documents and do such things as may in the opinion of such attorney seem necessary or desirable or expedient in connection with the exercise of any votes or other rights or privileges attaching to the Eidos Shares comprised within the acceptance held by such Eidos Shareholder, including, without limitation, to sign any consent to short notice of a general meeting or a meeting of any class of its shareholders on his, her or its behalf and/or to attend and/or to execute a form of proxy in respect of such Eidos Shares appointing any person nominated by SCi to attend general meetings and separate class meetings of Eidos or its members (or any of them) and any adjournments thereof and to exercise the votes attaching to such Eidos Shares on his, her or its behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding conditions of the Offer;

(D)	constitutes the agreement of such Eidos Shareholder not to exercise any such rights without the consent of SCi and the irrevocable undertaking of such Eidos Shareholder not to appoint a proxy (other than SCi or any person representing them) to attend any such general meeting or separate class meeting, provided that this authority will cease to be valid if the acceptance is validly withdrawn;

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1.9	that if, for any reason, any Eidos Shares in respect of which a TTE instruction has been effected in accordance with paragraph 16 of the letter from KBC Peel Hunt contained in this document are converted to certificated form, he, she or it will (without prejudice to paragraph 1.8 (B) of this Part D) immediately deliver or procure the delivery of the share certificate(s) or other document(s) of title in respect of all such Eidos Shares as so converted to the Escrow Agent at the address referred to in paragraph 3.1 of Part B of this Appendix I or to SCi at its registered office or as SCi or its agents may direct; and he, she or it shall be deemed upon conversion to undertake, represent, warrant and agree in the terms set out in Part C of this Appendix I in relation to such Eidos Shares, without prejudice to the application of this Part D so far as SCi deems appropriate;

1.10	that, if he, she or it accepts the Offer and does not validly withdraw such acceptance, he, she or it will do all such acts and things as shall be necessary or expedient to vest in SCi or its nominee(s) or such other persons as it may decide the Eidos Shares in uncertificated form referred to in paragraph 1.1 above and will do all such acts and things as may be necessary or expedient to enable the Receiving Agent to perform its functions as Escrow Agent for the purposes of the Offer;

1.11	that he, she or it agrees to ratify each and every act or thing which may be done or effected by SCi or KBC Peel Hunt or the Escrow Agent or any director of KBC Peel Hunt or any director of SCi or any director of the Escrow Agent or their respective agents or Eidos or its agents, as the case may be, in the exercise of any of the powers and authorities granted by him, her or it hereunder;

1.12	that the making of the Electronic Acceptance constitutes his, her or its submission, in relation to all matters arising out of the Offer and the Electronic Acceptance, to the jurisdiction of the Courts of England;

1.13	that, subject to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, by virtue of the CREST Regulations, the making of an Electronic Acceptance constitutes an irrevocable power of attorney by the relevant Eidos Shareholder in the terms of all the powers and authorities expressed to be given by Part B, this Part D and (where applicable by virtue of paragraph 1.9 of this Part D above) Part C of this Appendix I to SCi, KBC Peel Hunt and the Escrow Agent and any of their respective agents;

1.14	that if any provision of Part B or this Part D of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford Eidos or KBC Peel Hunt or the Escrow Agent or any director of any of them the authority expressed to be given therein, he, she or it shall with all practicable speed do all such acts and things and execute all such documents that may be required or reasonably desirable to enable SCi and/or KBC Peel Hunt and/or the Escrow Agent and/or any director of either of them to secure the full benefits of Part B and this Part D.

2.	References in this Part D to an Eidos Shareholder shall include references to the person or persons making an Electronic Acceptance on their behalf.

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APPENDIX II

ADDITIONAL INFORMATION

1.	Responsibility statements
(a)	The SCi Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document other than that relating to Eidos and its subsidiaries, the Eidos Directors and their connected persons and which does not relate to any opinion and/or belief of SCi and/or the SCi Directors relating to Eidos and its subsidiaries, the Eidos Directors and their connected persons. To the best of the knowledge and belief of the SCi Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	The Eidos Directors, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to Eidos and its subsidiaries, the Eidos Directors and their connected persons other than that relating to the opinions and/or beliefs of SCi and/or the SCi Directors relating to Eidos and its subsidiaries, the Eidos Directors and their connected persons. To the best of the knowledge and belief of the Eidos Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors
(a)	The SCi Directors are:

Fiona Jane Cavanagh (Chief Executive)
Bryan Joseph Ennis (Commercial Director)
Robert John Murphy (Finance Director)
Nigel Keith Wayne (Non-Executive Director)
Timothy John Ryan (Non-Executive Director)

The registered office of SCi is 14 Ivory House, Plantation Wharf, London, SW11 3TN.

(b)	The Eidos Directors are:

John Philip de Blocq van Kuffler (Non-Executive Chairman)
Michael Patrick McGarvey (Chief Executive Officer)
Stuart Cruickshank (Chief Financial Officer)
Jonathan Paul Kemp (European Managing Director)
Ian Livingstone (Creative Director)
David Alexander Robertson Adams (Non-Executive Director)
Victor John Steel (Non-Executive Director)
Allen Lloyd Thomas (Non-Executive Director)

The registered office of Eidos is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

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3.	Irrevocable undertakings to accept the Offer
(a)	The following persons have irrevocably undertaken to accept (or procure the acceptance of) the Offer in respect of the following numbers of Eidos Shares:
	Number of	Percentage of
	Eidos Shares	Issued Eidos Shares
Schroder Investment Management*	28,082,452	19.78%
Artemis Investment Management Ltd*	9,126,049	6.43%
Merrill Lynch Investment Managers*	9,169,120	6.46%
Plane Investment Limited*	13,250,000	9.33%
RAB Capital plc*	4,325,000	3.05%
Gartmore Investment Limited**	2,326,800	1.64%

	66,279,421	46.67%

	*	The above undertakings are binding in the event of a higher competing offer being made and will cease to be binding only if the Offer lapses or is withdrawn.

	**	The above undertaking will cease to be binding in the event of a competing offer being made valued at more than 10 per cent. above the value of the Offer on the date the Offer was originally and first made or if the Offer lapses or is withdrawn.

(b)	The persons set out in sub-paragraph (a) above who have irrevocably undertaken to accept (or procure the acceptance of) the Offer, are interested in Eidos Shares and SCi Shares as follows:

	Number of		Number of
	Eidos Shares		SCi Shares
Schroder Investment Management	31,088,585		–
Artemis Investment Management Ltd	9,126,049		1,510,000
Merrill Lynch Investment Managers	9,428,631		202,136
Plane Investment Limited	13,250,000	*	–
RAB Capital plc	4,325,000	**	200,000	*
Gartmore Investment Limited	2,326,800	**	377,411

*	Interest held in the form of contracts for differences.

**	Interest partially held in the form of contracts for differences.

4.	Shareholdings and dealings
4.1	Interests and dealings in the share capital of SCi

(a) As at the close of business on the last date of the disclosure period (as defined in paragraph 4.3 below), the interests, all of which are beneficial unless otherwise stated, of the directors of SCi and of their immediate families and their connected persons (within the meaning of section 346 of the Act) in the share capital of SCi (as shown in the register required to be kept under section 325 of the Act or which have been notified to SCi pursuant to sections 324 to 328 of the Act and the existence of which is known to or could with reasonable diligence become known by the director concerned) were as follows:

Number of
SCi Shares
F J Cavanagh	4,819,630
B J Ennis	462,450
R J Murphy	71,500
N K Wayne	10,000
T J Ryan	38,600

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(b)	As at close of business on the last day of the disclosure period, the following options granted to directors of SCi to subscribe for SCi Shares were outstanding:

			Ordinary Shares	Exercise Price
	Date of grant	Exercise Period	under option	per SCi Share
F J Cavanagh	11/12/1998	11/12/2001 to 11/12/2005	75,000	39	p
	14/08/2001	14/08/2004 to 14/08/2008	80,000	81	p
		16/06/2006 to 16/06/2010	80,000	72	p
		31/03/2007 to 31/03/2011	43,865	125.5	p
B J Ennis	11/12/1998	11/12/2001 to 11/12/2005	50,000	39	p
	14/08/2001	14/08/2004 to 14/08/2008	80,000	81	p
		16/06/2006 to 16/06/2010	170.000	72	p
		27/08/2007 to 27/08/2011	410.000	100.5	p
R J Murphy	11/12/1998	11/12/2001 to 11/12/2005	50,000	39	p
	08/03/1999	08/03/2005 to 08/03/2006	41,000	56.5	p
	14/08/2001	14/08/2004 to 14/08/2008	80,000	81	p
		31/03/2007 to 31/03/2011	84.809	125.5	p
		27/08/2007 to 27/08/2011	85.000	100.5	p
N K Wayne	18/07/2001	18/07/2004 to 18/07/2008	17,500	47.5	p
T J Ryan	01/10/2001	1/10/2004 to 18/07/2008	20,000	85	p

(c)	The persons set out in paragraph 3(a) above who have irrevocably undertaken to accept (or procure the acceptance of) the Offer, have dealt for value in SCi Shares during the disclosure period as follows:
	Nature of	Date		Number of	Price (£)
	transaction	From	To	Eidos Shares	High	Low
Artemis Investment Management Ltd	Purchase	03/08/04	18/04/05	1,510,000	4.12	2.40
Merrill Lynch Investment Managers	Purchase	03/08/03	02/11/03	3,500	1.29	1.29
Merrill Lynch Investment Managers	Sale	03/08/03	02/11/03	17,400	1.16	0.96
Merrill Lynch Investment Managers	Sale	03/11/03	02/02/04	3,500	1.66	1.66
Merrill Lynch Investment Managers	Purchase	03/08/04	18/04/05	201,716	3.31	3.31
RAB Capital plc	CFD Purchase	03/08/04	18/04/05	200,000	4.11	3.32
Gartmore Investment Limited	Purchase	03/08/03	02/11/03	30,000	1.20	1.20
Gartmore Investment Limited	Sale	03/08/03	02/11/03	475,193	1.09	0.83
Gartmore Investment Limited	Purchase	03/11/03	02/02/04	190,730	1.22	1.15
Gartmore Investment Limited	Sale	03/02/04	02/05/04	250,000	1.39	1.34
Gartmore Investment Limited	Sale	03/05/04	02/06/04	100,000	1.34	1.34
Gartmore Investment Limited	Sale	03/06/04	02/07/04	194,870	1.31	1.28
Gartmore Investment Limited	Purchase	03/08/04	18/04/05	170,000	4.28	1.38
Gartmore Investment Limited	Sale	03/08/04	18/04/05	831,240	2.40	1.20

(d)	As at the close of business on 18 April 2005, (being the latest practicable date prior to the posting of this document):

	(i)	Eidos held no SCi relevant securities;

	(ii)	the Eidos Directors and (so far as the Eidos Directors are aware having made due and careful enquiries) their immediate families and connected persons (within the meaning of section 346 of the Act) had no interest in SCi relevant securities;

	(iii)	no subsidiary of Eidos, nor any pension fund of Eidos or of any subsidiary of Eidos, nor any bank, financial or other professional adviser (including any stockbroker) to Eidos nor any person controlling, controlled by or under the same control as such adviser (excluding any exempt market marker), owned or controlled any SCi relevant securities;

	(iv)	so far as Eidos and the Eidos Directors are aware, no person with whom Eidos or any associate of Eidos has any arrangement relating to relevant securities owned or controlled any SCi relevant securities;

(e)	During the disclosure period:

	(i)	there were no dealings for value in SCi relevant securities by Eidos.

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(ii)	there were no dealings for value in SCi relevant securities by the Eidos Directors or (so far as the Eidos Directors are aware having made due and careful enquiries) their immediate families and connected persons (within the meaning of section 346 of the Act).

Between the commencement of the Offer Period and 18 April 2005 (being the last practicable date prior to the posting of this document):

	(iii)	no subsidiary of Eidos, nor any pension fund of Eidos or of any subsidiary of Eidos, nor any bank, financial or other professional adviser (including any stockbroker) to Eidos nor any person controlling, controlled by or under the same control as such adviser (excluding any exempt market maker) dealt for value in SCi relevant securities;

	(iv)	so far as Eidos and the Eidos Directors are aware, no person with whom Eidos or any associate of Eidos has any arrangement in relation to relevant securities has dealt for value in SCi relevant securities;

	(v)	there are no dealings for value in SCi relevant securities by fund managers connected with Eidos (other than exempt fund managers) which manage SCi relevant securities on a discretionary basis;

(f)	Save as disclosed above, at the close of business on the last day of the disclosure period, none of the SCi Directors nor (so far as the SCi Directors are aware, having made due and careful enquiries) their immediate families and connected persons (within the meaning of section 346 of the Act) nor any other person who has irrevocably undertaken to accept the Offer had any interest in securities in SCi.

(g)	Save as disclosed above there were no dealings for value in SCi Shares carried out during the disclosure period by any of the Eidos Directors nor (so far as the Eidos Directors are aware having made due and careful enquiries) their immediate families and connected persons (within the meaning of section 346 of the Act) nor by any other person who has irrevocably undertaken to accept the Offer.

4.2	Interests and dealings in the share capital of Eidos
	(a)	The persons set out in paragraph 3(a) above who have irrevocably undertaken to accept (or procure the acceptance of) the Offer, have dealt for value in Eidos Shares during the disclosure period as follows:

	Nature of	Date		Number of	Price (£)
	transaction	From	To	Eidos Shares	High	Low
RAB Capital plc	CFD Purchase	03/08/04	18/04/05	1,025,000	0.68	0.57
Schroder Investment Management	Purchase	03/08/03	02/11/03	20,245,896	1.59	1.40
Schroder Investment Management	Purchase	03/11/03	02/02/04	8,833,379	1.61	1.30
Schroder Investment Management	Purchase	03/02/04	02/05/04	2,038,090	1.69	1.29
Schroder Investment Management	Sale	03/02/04	02/05/04	18,517	1.36	1.36
Schroder Investment Management	Purchase	03/05/04	02/06/04	506,178	1.79	1.16
Schroder Investment Management	Sale	03/05/04	02/06/04	995,000	1.81	1.78
Schroder Investment Management	Purchase	03/06/04	02/07/04	60,876	1.06	1.06
Schroder Investment Management	Sale	03/07/04	02/08/04	60,876	0.92	0.92
Schroder Investment Management	Purchase	03/08/04	18/04/05	250,000	0.73	0.73
Schroder Investment Management	Sale	03/08/04	18/04/05	374,098	1.03	0.68
Artemis Investment Management Ltd	Purchase	03/11/03	02/02/04	50,000	1.39	1.39
Artemis Investment Management Ltd	Purchase	03/02/04	02/05/04	600,000	1.42	1.33
Artemis Investment Management Ltd	Sale	03/02/04	02/05/04	600,000	1.46	1.46
Artemis Investment Management Ltd	Sale	03/05/04	02/06/04	50,000	1.76	1.76
Artemis Investment Management Ltd	Purchase	03/08/04	18/04/05	9,126,051	0.74	0.56
Merrill Lynch Investment Managers	Purchase	03/08/03	02/11/03	55,400	1.55	1.38
Merrill Lynch Investment Managers	Sale	03/08/03	02/11/03	290,000	1.50	1.44
Merrill Lynch Investment Managers	Purchase	03/11/03	02/02/04	829,114	1.59	1.34
Merrill Lynch Investment Managers	Sale	03/11/03	02/02/04	776,023	1.61	1.42
Merrill Lynch Investment Managers	Purchase	03/02/04	02/05/04	26,000	1.52	1.51
Merrill Lynch Investment Managers	Sale	03/02/04	02/05/04	200,000	1.43	1.43
Merrill Lynch Investment Managers	Purchase	03/07/04	02/08/04	1,700	0.92	0.92
Merrill Lynch Investment Managers	Purchase	03/08/04	18/04/05	9,298,148	0.78	0.56
Plane Investment Limited	Purchase CFD	03/08/04	18/04/05	13,250,000	0.77	0.63

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	Nature of	Date		Number of	Price (£)
	transaction	From	To	Eidos Shares	High	Low
RAB Capital plc	Purchase	03/08/04	18/04/05	4,325,000	0.71	0.68
RAB Capital plc	Purchase CFD	03/08/04	18/04/05	1,025,000	0.68	0.57
Gartmore Investment Limited	Purchase	03/08/03	02/11/03	21,000	1.49	1.23
Gartmore Investment Limited	Sale	03/08/03	02/11/03	713,969	1.50	1.23
Gartmore Investment Limited	Sale	03/11/03	02/02/04	152,201	1.61	1.34
Gartmore Investment Limited	Purchase CFD	03/02/04	02/05/04	157,877	1.40	1.40
Gartmore Investment Limited	Sale	03/02/04	02/05/04	636,040	1.48	1.47
Gartmore Investment Limited	Sell CFD	03/02/04	02/05/04	499,393	1.48	1.33
Gartmore Investment Limited	Purchase CFD	03/05/04	02/06/04	441,516	1.82	1.16
Gartmore Investment Limited	Sale	03/05/04	02/06/04	127,551	1.20	1.20
Gartmore Investment Limited	Sell CFD	03/05/04	02/06/04	122,627	1.68	1.62
Gartmore Investment Limited	Purchase CFD	03/06/04	02/07/04	22,627	1.13	1.13
Gartmore Investment Limited	Sale	03/06/04	02/07/04	444,010	1.09	1.05
Gartmore Investment Limited	Sell CFD	03/06/04	02/07/04	250,000	1.09	1.09
Gartmore Investment Limited	Sell CFD	03/07/04	02/08/04	150,000	0.93	0.92
Gartmore Investment Limited	Purchase	03/08/04	18/04/05	4,020,767	0.74	0.55
Gartmore Investment Limited	Purchase CFD	03/08/04	18/04/05	400,000	1.17	1.13
Gartmore Investment Limited	Sale	03/08/04	18/04/05	479,207	0.75	0.75
Gartmore Investment Limited	Sell CFD	03/08/04	18/04/05	1,136,933	1.16	0.67

(b)	As at the close of business on the last date of the disclosure period (as defined in paragraph 4.3 below), the interests, all of which are beneficial unless otherwise stated, of the directors of Eidos and of their immediate families and their connected persons (within the meaning of section 346 of the Act) in the share capital of Eidos (as shown in the register required to be kept under section 325 of the Act or which have been notified to Eidos pursuant to sections 324 to 328 of the Act and the existence of which is known to or could with reasonable diligence become known by the director concerned) were as follows:

Name	Number of Eidos Shares
S Cruickshank	90,374	(1)
J P Kemp	135,387	(2)
J P de B van Kuffeler	10,000
I Livingstone	2,942,612
M P McGarvey	454,113	(3)

1	This figure includes 81,300 Eidos Shares which were awarded to Stuart Cruickshank under, and which remain subject to, the terms of the Performance Share Plan.

2	This figure includes: (i) 67,800 Eidos Shares which were awarded to Jonathan Kemp under, and which remain subject to, the terms of the Performance Share Plan; (ii) 37,500 Eidos Shares to which no pre-vesting performance conditions apply awarded under, and which remain subject to, the terms of the Restricted Stock Plan; and (iii) 10,000 Eidos Shares to which vesting conditions apply awarded under, and which remain subject to, the terms of the Restricted Stock Plan.

3	This figure includes: (i) 244,200 Eidos Shares which were awarded to Michael McGarvey under, and which remain subject to, the terms of the Performance Share Plan; and (ii) 145,000 Eidos Shares to which no pre-vesting performance conditions apply awarded under, and which remain subject to, the terms of the Restricted Stock Plan.

In addition, the executive directors of Eidos are technically interested in 1,799,537 Eidos Shares held by Desktop ESOP Trustee Limited (Jersey) as trustees of the Eidos plc Employee Benefit Trust which was established in order to hold shares purchased in the market for the future satisfaction of awards under Eidos’ various long-term equity incentive plans. The interest arises as the respective directors are members of the class of beneficiaries under the relevant trust.

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(c)	As at the close of business on the last day of the disclosure period, the following options granted to directors of Eidos to subscribe for Eidos Shares were outstanding:

		Number of
		Eidos Shares	Normal exercise	Exercise price
Name	Scheme	under option	period	(pence)	Date of grant
S Cruickshank	Share Option Scheme	88,236	05/09/04–	255.00	04/09/01
	(Unapproved pre 2003)		05/09/08
	Approved Share Option	11,764	05/09/04–	255.00	04/09/01
	Scheme (pre 2003)		05/09/11
	UK Sharesave Scheme	9,742	01/11/05–	97.00	01/10/02
			01/05/06
	Share Option Scheme	100,000	11/09/06–	145.00	10/09/03
	(Unapproved pre 2003)		11/09/10
	2003 Unapproved Share	93,000	12/12/06–	133.00	12/12/03
	Option Plan		12/12/13

J P Kemp	Approved Share Option	9,110	29/05/02–	329.21	28/05/99
	Scheme (pre 2003)		28/05/09
	Share Option Scheme	129,855	29/05/02–	329.21	28/05/99
	(Unapproved pre 2003)		28/05/09
	Share Option Scheme	44,469	11/04/03–	298.63	10/04/00
	(Unapproved pre 2003)		10/04/07
	Share Option Scheme	75,000	25/07/04–	254.00	24/07/01
	(Unapproved pre 2003)		25/07/08
	UK Sharesave Scheme	9,742	01/11/05–	97.00	01/10/02
			01/05/06
	Share Option Scheme	65,000	17/10/06–	149.00	17/10/03
	(Unapproved pre 2003)		17/10/10
	2003 Unapproved Share	117,430	12/12/06–	133.00	12/12/03
	Option Plan		12/12/13

I Livingstone	Approved Share Option	21,050	03/04/99–	142.48	02/04/96
	Scheme (pre 2003)		01/04/06
	Share Option Scheme	166,666	28/04/06–	144.00	28/04/03
	(Unapproved pre 2003)		28/04/10

M P McGarvey	Share Option Scheme	1,111,725	14/10/01–	105.24	13/10/98
	(Unapproved pre 2003)		13/10/05
	UK Sharesave Scheme	8,750	01/05/06–	108.00	10/04/03
			01/11/06
	2003 Unapproved Share	366,300	12/12/06–	133.00	12/12/03
	Option Plan		12/12/13

(d)	The Eidos relevant securities owned or controlled by any subsidiary of Eidos, by any pension fund of Eidos or of any subsidiary of Eidos, or by any bank, financial or other professional adviser (including any stockbroker) to Eidos or by any person controlling, controlled by or under the same control as such adviser (excluding any exempt market maker), were as follows:

Name	Number of Eidos Shares
Desktop ESOP Trustee Limited (Jersey)	1,799,537

Name	Number of Eidos American Depository Shares (each representing one Eidos Share)
UBS Financial Services Inc.	4,070

(e)	So far as Eidos and the Eidos Directors are aware, no person with whom Eidos or any associate of Eidos has any arrangement relating to relevant securities owned or controlled any Eidos’ relevant securities;

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(f)	During the disclosure period:

	(i)	the Eidos Directors and their immediate families and related trusts and companies dealt for value in Eidos relevant securities as follows:
				Price per
	Date of	Nature of	Number of	Eidos Share
Name	transaction	transaction	Eidos Shares	(pence)
J P de B van Kuffeler	29/09/03	Purchase	5,000	139.95
L van Kuffeler	29/09/03	Purchase	5,000	139.95
I Livingstone	19/12/03	Exercise of warrants	314,485	19.04
I Livingstone	19/12/03	Market Sale	314,485	139.00

Between the commencement of the Offer Period and 18 April 2005, being the latest practicable date prior to the posting of this document:

(ii)	the following dealings for value in Eidos relevant securities took place by a subsidiary of Eidos, by a pension fund of Eidos or of a subsidiary of Eidos or by a bank, financial or other professional adviser (including any stockbroker) to Eidos or any person controlling, controlled by or under the same control as such adviser (excluding any exempt market maker):

Price per
Eidos Share
			Number of	on date of		Grant
	Date of	Nature of	Eidos	transfer	Date of	price
Name	transaction	transaction	Shares	(pence)	grant	(pence)
Desktop ESOP	31/03/05	Transfer of	33,463	64.25	01/04/04	50.00
Trustee Limited		Eidos Shares to satisfy
(Jersey)		Purchase Rights granted
under the US Employee
Stock Purchase Plan

(iii) so far as Eidos and the Eidos Directors are aware, no person with whom Eidos or any associate of Eidos has any arrangement in relation to relevant securities has dealt for value in Eidos’ relevant securities;

(iv) there were no dealings for value in Eidos relevant securities by fund managers connected with Eidos (other than exempt fund managers) which manage Eidos relevant securities on a discretionary basis.

(g)	As at the close of business on the last day of the disclosure period, SCi and companies within the SCi Group held no shares in Eidos.

(h)	No dealings for value in Eidos Shares have been carried out during the disclosure period by SCi and companies within the SCi Group.

(i)	Save as disclosed below, as at the close of business on the last day of the disclosure period, none of the SCi Directors nor (so far as the SCi Directors are aware, having made due and careful enquiries) their immediate families and connected persons (within the meaning of section 346 of the Act) had any interest in securities of Eidos.

SCi Director	Number of Eidos Shares
R J Murphy	4,519

(j)	Save as disclosed above, there were no dealings for value in Eidos Shares carried out during the disclosure period by any of the SCi Directors nor (so far as the SCi Directors are aware having made due and careful enquiries) their immediate families and connected persons (within the meaning of section 346 of the Act) nor by any other person who has irrevocably undertaken to accept the Offer.

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4.3	General
	(a)	Save as disclosed above, none of SCi, the SCi Directors, their immediate families, related trusts and connected persons (within the meaning of section 346 of the Act) or any person acting in concert with SCi or any person who prior to the posting of this document has given an undertaking to accept the Offer or any person with whom SCi or any person acting in concert with SCi has an arrangement, owns, controls, or (in the case of the directors of SCi and their immediate families) is interested, directly or indirectly, in any relevant securities nor has any such person dealt for value in any relevant securities during the disclosure period.

	(b)	Save for the irrevocable undertakings to accept the Offer referred to in paragraph 3 of this Appendix II, neither SCi nor any person acting in concert with SCi nor any associate of SCi has any arrangement in relation to relevant securities.

	(c)	Irrevocable undertakings have been given to E.M. Holding Corp. to vote in favour of a scheme of arrangement of Eidos by the following persons in respect of the following holdings of Eidos Shares:

Name	Number of Eidos Shares
S Cruickshank	9,074
J P Kemp	20,087
J P de B van Kuffeler	5,000
I Livingstone	2,942,612
M P McGarvey	64,913

Save as disclosed in this document, there are no arrangements of the kind referred to in Note 6(b) on Rule 8 of the City Code which exist between Eidos or any associate of Eidos and any other person.

(d)	Save as disclosed in this document, as at the close of business on 18 April 2005 (being the last practicable date prior to the posting of this document), Eidos did not hold and the Eidos Directors did not have any interest in relevant securities and nor has any such person (including immediate families and related trusts and companies of the Eidos Directors) dealt for value therein during the disclosure period.

(e)	Save as disclosed in this document, (so far as the Eidos Directors are aware having made due and careful enquiry) as at the close of business on 18 April 2005 (being the latest practicable date prior to the posting of this document), no subsidiary of Eidos, nor any pension fund of Eidos or of any subsidiary of Eidos, nor any bank, financial or other professional adviser (including any stockbroker) to Eidos nor any person controlling, controlled by or under the same control as such adviser (excluding any exempt market maker), nor any person with whom Eidos or any associate of Eidos has any arrangement relating to relevant securities nor any fund manager (other than exempt fund managers) connected with Eidos who manage Eidos relevant securities on a discretionary basis, owned or controlled any relevant securities nor has any such person dealt for value therein during the period between the commencement of the Offer Period and 18 April 2005 (being the latest practicable date prior to the posting of this document).

(f)	References in this paragraph 4 to:

	(A)	“arrangement’’ include an indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature relating to the relevant securities of SCi or Eidos which may be an inducement to deal or refrain from dealing;

	(B)	an “associate’’ are to:

(i) subsidiaries and associated companies of SCi or, as the case may be, Eidos and companies of which any such companies are associated companies;

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		(ii)	banks, financial and other professional advisers (including stockbrokers) to SCi, or as the case may be, Eidos or a company included within (i) above, including persons controlling, controlled by or under the same control as such banks or financial or other professional advisers;

		(iii)	the SCi Directors, the Eidos Directors and the directors of any company included within (i) above (together in each case with their close relatives and related trusts);

		(iv)	the pension funds of SCi or Eidos or of any company included within (i) above; and

		(v)	an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph (f)) manages on a discretionary basis in respect of the relevant investment account;

	(C)	a “bank’’ does not include a bank whose sole relationship with SCi or Eidos, as the case may be, or a company included within (f)(B)(i) above is in the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work;

	(D)	“derivative’’ includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

	(E)	“relevant securities’’ means SCi Shares, Eidos Shares and securities convertible into, or rights to subscribe for SCi Shares or Eidos Shares, options (including traded options) in respect of SCi Shares or Eidos Shares and derivatives referenced to SCi Shares or Eidos Shares;

	(F)	In this paragraph 4, “disclosure period’’ means:

		(i)	in respect of subsidiaries of Eidos, pension funds of Eidos, persons falling within paragraph (f)(B)(ii) above (other than exempt market makers), persons with whom Eidos or any person who is an associate of Eidos has an arrangement and persons whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Eidos, the period commencing on 3 August 2004 (being the commencement of the Offer Period) and ending on 18 April 2005 (the latest practicable date prior to the posting of this document); and

		(ii)	in respect of the all other persons, the period commencing on 3 August 2003 (being the date 12 months prior to the commencement of the Offer Period) and ending on 18 April 2005 (the latest practicable date prior to the posting of this document).

(g)	For the purpose of this paragraph 4, ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and “control’’ means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give de facto control.

5. Irrevocable undertakings to vote at the Extraordinary General Meeting
The following existing shareholders of SCi have irrevocably undertaken to vote in favour of the Resolution in respect of the following number of existing SCi Shares:

	Number of	Percentage of
SCi Shareholder	SCi Shares	Issued SCi Shares
F J Cavanagh	4,819,630	16.81%
B J Ennis	462,450	1.61%
R J Murphy	71,500	0.25%
N K Wayne	10,000	0.03%
T J Ryan	38,600	0.13%

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6. Market quotations
The SCi Shares and the Eidos Shares are listed on the Official List and are traded on the London Stock Exchange’s market for listed securities. The closing middle market quotations for the SCi Shares and the Eidos Shares as derived from the Official List of the London Stock Exchange for the last date prior to the commencement of the Offer Period, the first dealing day in each of the six months before the date of this document and 18 April 2005 (the last Business Day prior to the date of publication of this document) are as follows:

Date:	SCi Share Price	Eidos Share Price
2 August 2004	94p	107p
1 November 2004	135p	91p
1 December 2004	202.5p	78.5p
4 January 2005	248.5p	80p
1 February 2005	273.5p	72p
1 March 2005	313.5p	58.25p
1 April 2005	410.5p	67.25p
18 April 2005	411.5p	70.25p

7.	Material contracts
(a)	Details of contracts entered into by SCi or its subsidiaries during the period beginning two years prior to the commencement of the Offer Period and which are or may be material and which were not in the ordinary course of business are set out in paragraph 9(a) of Part VII of the Prospectus.

(b)	Details of contracts entered into by Eidos or its subsidiaries during the period beginning two years prior to the commencement of the Offer Period and which are or may be material and which were not in the ordinary course of business are set out in paragraph 9(b) of Part VII of the Prospectus.

8.	Inducement fee
As part of the negotiations between Eidos and Elevation in connection with Elevation’s cash offer of 50 pence per Eidos Share which had been announced on 21 March 2005 and which had, at that time, been recommended by the Eidos Board, the Eidos Board had agreed, at the request of Elevation, to enter into an inducement fee arrangement. The inducement fee, which amounts to 1 per cent. of the fully diluted value of the Elevation’s offer becomes payable if:

(A)	Elevation’s offer is not made by 30 June 2005; or

(B)	if made, such offer lapses, is withdrawn or does not become wholly unconditional in accordance with its terms by 30 June 2005,

(other than where, inter alia, Elevation’s offer is not made, lapses, does not become unconditional or is withdrawn in circumstances where Elevation is in breach of Rule 2.7, Rule 13 or General Principle 3 of the City Code). If any amounts become payable in such an event, credit will be given for amounts agreed to be paid out pursuant to an earlier agreement between Eidos and Elevation dated 9 December 2004 under which Eidos agreed to pay Elevation US$1 million to induce it to carry out due diligence on Eidos with a view to considering whether or not to make an offer for the share capital of Eidos.

9. Service contracts and letters of appointment of the SCi Directors
The key terms of the service contracts and letters of appointment of the SCi Directors are as follows:

(i)	Jane Cavanagh’s service contract with SCi Games Limited dated 18 January 1996 specifies a notice period of three years on either side except in cases of misconduct or incapacity. Her annual salary is £201,000 which SCi is obliged to increase annually by at least an index-linked amount or 5 per cent. whichever is greater and she is entitled to a bonus of up to 45 per cent. of annual salary, payable by reference to SCi’s performance against agreed budgetary targets) and a company car allowance to the value of £12,000. In the case of sickness, she is entitled to receive up to 75 per cent. of full salary. She

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is also entitled to a pension contribution of 15 per cent. of her annual salary and to permanent health insurance along with life assurance at a level of 4 times her annual salary. She is entitled to awards under the 2007 Long Terms Incentive Plan, described in paragraph 5(f) of Part VII of the Prospectus.

(ii)	Bill Ennis’ service contract with SCi dated 29 July 1996 specifies a notice period of 6 months on either side except in the cases of misconduct or incapacity. His annual salary is £125,000 which SCi is obliged to increase annually by at least an index-linked amount or 5 per cent. whichever is greater. He is also entitled to receive a bonus of up to 45 per cent. of annual salary (payable by reference to SCi’s performance against agreed budgetary targets) and to a company car allowance to the value of £9,000. In the case of sickness, he is entitled to receive up to 75 per cent. of full salary. He is also entitled to a pension contribution of 15 per cent. of his annual salary and to permanent health insurance along with life assurance at a level of 4 times his annual salary. He is entitled to awards under the 2007 Long Terms Incentive Plan, described in paragraph 5(f) of Part VII of the Prospectus.

(iii)	Rob Murphy’s service contract with SCi Games Limited dated 27 June 1997 specifies a notice period of 6 months on either side except in the cases of misconduct or incapacity. His annual salary is £125,000 which SCi is obliged to increase annually by at least an index-linked amount or 5 per cent. whichever is greater. He is also entitled to receive a bonus of up to 45 per cent. of annual salary (payable by reference to SCi’s performance against agreed budgetary targets), and to a company car allowance to the value of £9,000. In the case of sickness, he is entitled to receive up to 75 per cent. of full salary. He is also entitled to a pension contribution of 15 per cent. of his annual salary and to permanent health insurance along with life assurance at a level of 4 times his annual salary. He is entitled to awards under the 2007 Long Terms Incentive Plan, described in paragraph 5(f) of Part VII of the Prospectus.

Under the rules of a long term service scheme he is entitled to a maximum award of 325,000 further share options to be awarded in increasing annual increments.

(iv)	Nigel Wayne and Tim Ryan have letters of appointment dated 13 July 2001 and 27 September 2001 respectively. The letters specify a notice period of one month on either side except in the cases of disqualification or in the event of SCi being taken over. Fees are £1,000 per month plus VAT and each has been awarded 20,000 share options subject to the rules of the SCi Share Option Scheme and to have the costs of independent legal advice required in connection with the performance of their duties met by SCi.

Save as disclosed above, no Director has a service contract with any member of SCi having a notice period of one year or more or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year’s salary and benefits and no such contract is proposed.

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10. Service Agreements and Letters of Appointment of the Eidos Directors
The following are the particulars of the current service agreements between Eidos and its executive directors – Michael McGarvey, Stuart Cruickshank, Ian Livingstone and Jonathan Kemp (the “Executive Directors”):

Name and position of	Date of	Unexpired	Notice period	Salary per	Specific provision	Change of
Director	agreement	term(1)		annum	for compensation	control
				(including	on early	provision
				director’s	termination
fees)
M P McGarvey	30 May 2001	Terminable on	12 months’ prior	£366,300	Payment of salary,	Yes
Chief Executive Officer		notice	written notice on		in lieu of notice and
			behalf of both the		procurement of the
			Company and the		exercise of
			executive		discretions relating
to the exercise of
share options which
would have become
exercisable during
the required notice
period, as stated in
the service
agreement

S Cruickshank	6 June 2001	Terminable on	12 months’ prior	£213,000	Payment of salary	No
Chief Financial Officer		notice	written notice on		and benefits, as
			behalf of both the		stated in the service
			Company and the		agreement, in lieu
			executive		of notice

I Livingstone	18 October 1995	Terminable on	6 months’ prior	£240,000	Payment of salary	No
Creative Director		notice	written notice on		in lieu of notice
behalf of both the
Company and the
executive

J P Kemp	1 December 2003	Terminable on	12 months’ prior	£204,800	Payment of salary	No
European Managing		notice	written notice on		in lieu of notice.
Director			behalf of the
Company and 6
months’ prior
written notice on
behalf of the
executive

(1)      Each contract automatically terminates on the executive director’s 65th birthday.

In addition, the Executive Directors receive certain benefits, which include an entitlement to the provision of a fully expensed company car or an allowance in lieu of a car, membership of the Group Private Pension Plan and disability, life and private health insurance coverage. In addition, Michael McGarvey is entitled to an annual gross housing allowance of £69,484 (payable pro-rata on a monthly basis).

Michael McGarvey’s service agreement provides that at any time within six months following a change of control of Eidos (“control” being defined as holding shares carrying more 50 per cent. or more of the voting rights of Eidos), he is entitled to serve one month’s written notice to terminate his employment and to receive payment of £350,000.

Each of the Executive Directors is entitled to participate in an annual incentive bonus plan under which a bonus payment of up to 100 per cent. of the director’s annual base salary is payable by reference to certain performance conditions referenced to Eidos’ business plans and market expectations and the achievement by the relevant director of personal objectives.

The Executive Directors are entitled to participate, at the direction of Eidos’ Remuneration Committee, in Eidos’ share option schemes and share-based incentive plans. Details of Executive Directors’ interests are set out in paragraph 4.2 of this Appendix II.

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Each of the Executive Directors’ service agreements contain restrictive covenant provisions of no more than 12 months in duration. These provisions restrict, in the main, the solicitation of, or employment or engagement in business with, certain categories of employees, solicitation or dealing with clients, the interference in relationships with customers and suppliers and the carrying on of any business similar to or competing with any business carried on by Eidos.

In addition, the Executive Directors, with the exception of Ian Livingstone, are entitled to receive a retention incentive bonus payable under a plan which is linked to a change of control of Eidos and which was originally approved by Eidos’ Remuneration Committee and, for the purposes of the Code, by the Panel in July 2004. Michael McGarvey is entitled to £275,000, payable as to: (i) 50 per cent. upon the announcement of a transaction for the acquisition of Eidos; and (ii) 50 per cent. upon the announcement that such transaction has become wholly unconditional. Jonathan Kemp is entitled to £100,000, payable as to: (i) £65,000 on the announcement that any transaction for the acquisition of Eidos has become wholly unconditional; and (ii) £35,000 on 30 June 2005. Stuart Cruickshank is entitled to £95,000, payable as to: (i) £20,000 on the announcement of an offer for Eidos; (ii) £40,000 on the announcement that any transaction for the acquisition of Eidos has become wholly unconditional; and (iii) £35,000 on 30 June 2005. Any Executive Director who resigns from employment with Eidos or who is dismissed with cause shall have no entitlement to receive any payment or, if any payment has at such time been made, any further payment under the retention incentive bonus plan.

The Non-Executive directors do not have service agreements, but instead each has been appointed on a 12 month rolling term basis pursuant to a letter of appointment setting out the terms and conditions of their respective appointment. There are no provisions for compensation for early termination of a non-executive director’s letter of appointment. The table below sets out the total fees (which includes fees for: committee membership; committee chairmanship (as appropriate); and, in the case of David Adams, being the senior independent director) received by each of the non-executive directors of Eidos in the financial year ended 30 June 2004:

Name of Director	Date of appointment	Total Fees

D A R Adams	9 May 2001	£42,000
J P de B van Kuffeler	17 April 2002	£105,000
V J Steel	11 September 1998	£42,000
A l Thomas	11 September 1998	£42,000

Eidos reimburses all expenses reasonably incurred by the Eidos Directors in connection with the performance of their duties and has directors’ and officers’ liability insurance in place.

Save as disclosed above, there are no service agreements in force between any director or proposed director of Eidos and any member of the Eidos Group. None of the service agreements disclosed above were entered into during the six months preceding the date of this document nor have any amendments been made to any such service agreements, nor have there been any increases in the remuneration of the Executive Directors during that period.

11.	Other Information
(a)	Save as otherwise disclosed in this document or in the Prospectus, no proposal exists in connection with the Offer that any payment or other benefit be made or given to any Eidos Director as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

(b)	There is no agreement, arrangement or understanding by which the beneficial ownership of any of the Eidos Shares to be acquired by SCi pursuant to the Offer will be transferred to any other person.

(c)	Save as disclosed in this document or in the Prospectus the SCi Directors are not aware of any material change in the financial or trading position of SCi since 30 September 2004, being the last day of the financial period for which the most recent audited financial statements of SCi have been published.

(d)	Save as disclosed in this document or in the Prospectus (including, without limitation, as disclosed in Eidos’ unaudited interim report for the six month period ended 31 December 2004, the text of which is set out, without material adjustment, in section B of Part V of the Prospectus) the Eidos Directors are

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not aware of any material change in the financial or trading position of Eidos since 30 June 2004, being the last day of the financial period for which the most recent audited financial statements of Eidos have been published.

(e)	KBC Peel Hunt, which is authorised and regulated in the United Kingdom by the Financial Services Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion in it of the references to its name in the form and context in which they appear.

(f)	Pursuant to an agreement dated 18 March 2005 in respect of its services provided as financial adviser, sponsor and broker, SCi has undertaken, conditional on Admission, to grant to KBC Peel Hunt, an option to subscribe at the Issue Price for up to 500,000 new SCi Shares. The option is exercisable, in whole or in part, at any time from the date which is six months from the date of grant up to and including the date which is 18 months from the date of Admission.

(g)	UBS Investment Bank, which is authorised and regulated in the United Kingdom by the Financial Services Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion in it of the references to its name in the form and context in which they appear.

(h)	BDO Stoy Hayward LLP has given and not withdrawn its consent to references to its name in this document and to its name in the form and context in which they are included.

(i)	Following the acquisition of Eidos, the SCi Remuneration committee will review the remuneration of the SCi Directors in light of their responsibilities in the Enlarged Group.

12.	Documents available for inspection
Copies of the following documents may be inspected at the offices of Lane & Partners, 15 Bloomsbury Square, London WC1A 2LS during usual business hours on any weekday (Saturdays and public holidays excepted) until 14 days after the end of the Offer Period or 14 days from the date on which the Offer becomes, or is declared, unconditional in all respects, whichever is the later:

(a)	the memorandum and articles of association of SCi and Eidos;

(b)	the consolidated audited accounts of the SCi Group for each of the two years ended 30 September 2004;

(c)	the consolidated audited accounts of the Eidos Group for each of the two years ended 30 June 2004 and the Eidos interim report for the six month period ended 31 December 2004;

(d)	the letter from BDO Stoy Hayward LLP concerning the pro forma statement of net assets set out in Part VI of the Prospectus;

(e)	the Prospectus, the Form of Acceptance, this document, the Application form and the Form of Proxy;

(f)	the material contracts referred to in paragraph 9 of Part VII of the Prospectus;

(g)	the SCi Directors’ service contracts and letters of appointment referred to in paragraph 9 above;

(h)	the consent letters referred to in paragraph 11 above and in paragraph 15 of Part VII of the Prospectus;

(i)	the documents evidencing the irrevocable undertakings to accept the Offer referred to in paragraph 3 above;

(j)	the documents evidencing the irrevocable undertakings to vote in favour of a scheme of arrangement of Eidos referred to in paragraph 4.3(c) of this Appendix II of this document;

(k)	a full list of the dealings in the disclosure period of those persons who have irrevocably undertaken to accept (or procure the acceptance of) the Offer;

(l)	the Eidos Directors’ service agreements and letters of appointment referred to in paragraph 10 above; and

(m)	the letter agreements relating to the inducement fee referred to in paragraph 8 above.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eidos plc

	By:	/S/ Stuart Cruickshank
Stuart Cruickshank
Chief Financial Officer

	By:	/S/ Michael McGarvey
Michael McGarvey
Chief Executive Officer
Date: 20 April, 2005